Exhibit 99.1

Investor enquiries T: +31 (0)20 576 6396 E: investor.relations@ing.com Press enquiries T: +31 (0)20 576 5000 E: media.relations@ing.com Analyst call 6 February 2020 at 9:00 am CET +31 (0)20 341 8223 (NL) +44 203 365 3209 (UK) +1 866 349 6092 (US) Live audio webcast at www.ing.com Media meeting 6 February 2020 at 11:00 am CET Bijlmerdreef 106, Amsterdam Or via +31 (0)20 531 5851 (NL) or +44 203 365 3210 (UK) (listen - only) Live audio webcast at www.ing.com Press release Corporate Communications Amsterdam, 6 February 2020 ING posts 2019 net result of €4,781 million; 4Q2019 net result of €880 million A growing number of customers choose ING as their primary bank • Primary customer base rises by more than 830,000 in FY2019 to 13.3 million; total retail customer base reaches 38.8 million • Net core lending grows by €17.2 billion in 2019, €2.0 billion in 4Q2019; net inflow customer deposits €23.4 billion in 2019, €2.5 billion in 4Q2019 • Four - quarter rolling net interest margin holding up on continued pricing discipline and tiering ING full - year 2019 underlying pre - tax result 9.2% lower than last year; 4Q2019 underlying pre - tax result of €1,337 million • Reflects well - diversified loan book with resilient margins, despite margin pressure on customer deposits; higher fee income • Expenses increase mainly due to KYC; risk costs higher, but on full - year basis below ING’s through - the - cycle average • Full - year underlying ROE is 9.4%, CET1 ratio remains robust at 14.6%; full - year 2019 dividend of €0.69 per share CEO statement “Looking back at 2019, we see a year of solid commercial performance despite the challenging rate environment, geopolitical uncertainties and an increasingly complex and demanding regulatory environment. The fourth quarter of 2019 proved challenging,” said Ralph Hamers, CEO of ING Group. “I’m proud of our commercial performance as pricing discipline and growth helped counter the pressure of negative interest rates. We recorded a 4.5% rise in underlying expenses for 2019, which includes a marked increase in regulatory costs, as well as costs related to our KYC enhancement programme. There was also an increase in risk costs, but the quality of our loan book improved with the Stage - 3 ratio declining to 1.4%. Our full - year underlying pre - tax result declined 9.2% despite continued business growth at resilient interest margins. ING’s full - year underlying return on equity was 9.4%, while the CET1 ratio remained strong at 14.6%, having already taken in the fourth quarter €13.2 billion as part of the expected supervisory impact on risk - weighted assets. We propose a full - year 2019 cash dividend of €0.69 per share, of which an interim dividend of €0.24 was paid in August 2019. “I believe a key way of measuring success is through the experience of our customers . I’m pleased that they continued to turn to us in 2019 for their financial needs, as evidenced by the growth in the total number of customers to 38 . 8 million . Customers also chose to deepen their banking relationship with us, as the number of primary customers increased 6 . 7 % to 13 . 3 million in 2019, with more than 200,000 added in the fourth quarter. Our customers continue to adopt new ways to pay, with the number of mobile card transactions increasing six - fold in 2019 from 2018, boosted by the integration of third - party services like Apple Pay and Google Pay. The overall share of customers who only interact with us on their mobile device increased to 37% in 2019 from 26% in 2018. “We amplified our customer focus by holding our first global customer experience (CX) day in the fourth quarter. Close to 6,000 employees in 13 countries made more than 750 improvements to the customer experience. Our global insurance partnership with AXA reached another milestone in 2019 by going live with its global platform, which will provide home, mobility and health insurance services in six markets via the mobile app. The first product launched on the platform is home insurance, delivered by the ING mobile app in Italy. This is in addition to the six products launched outside the platform in 2019. And Yolt, our personal finance aggregator, reached over 1 million users and was chosen as the best personal finance app at the International Payments Awards 2019. “We believe in using our financing to contribute to sustainability and combat the climate crisis, and we closed more than twice as many sustainable finance deals in 2019 than in 2018. Our eﬀorts continue to be recognised: we were ranked as ‘climate action leader’ by the leading global environmental disclosure platform CDP for the fifth year. Countering financial and economic crime remains a priority, too. We progressed in our KYC enhancement programme to improve the way we manage non - financial risk. We continued our global rollout of KYC tools that enable us to onboard customers and monitor their transactions across our global network in an eﬀective and consistent way. “As I look ahead to a new year and new decade, I’m excited to have started 2020 in our new oﬃce at the heart of the Cumulus Park innovation district in Amsterdam and with the launch of our new global brand strategy: do your thing. It represents our promise to make banking frictionless, allowing people to be free to do more of what moves them or their business.”

2 ING Press Release 4Q2019 Business Highlights Share Information 4Q2018 1Q2019 2Q2019 3Q2019 4Q2019 Shares (in millions, end of period) Total number of shares 3,891.7 3,894.8 3,896.5 3,896.6 3,896.7 - T r easury sha r es 1.1 0.7 0.8 0.6 0.9 - Sha r e s outstandin g 3,890.6 3,894.1 3,895.7 3,896.0 3,895.8 Average number of shares 3,890.8 3,891.6 3,895.6 3,895.8 3,895.9 Share price (in euros) End of period 9.41 10.78 10.19 9.60 10.69 High 11.39 11.67 12.05 10.50 10.97 Low 9.19 9.34 9.60 8.34 9.06 Net result per share (in euros) 0.33 0.29 0.37 0.35 0.23 Sha r eholders' equity per sha r e 13.09 (end of period in euros) 13.56 13.50 13.74 13.80 Dividend per share (in euros) 0.44 - 0.24 - 0.45 Price/earnings ratio 1) 7.8 9.1 8.6 7.2 8.7 Price/book ratio 0.72 0.80 0.75 0.70 0.77 Share information 25 0 50 1) Four - quarter rolling average Market capitalisation (in ¨ billion) 75 37 42 37 42 40 30 Sep. 2019 31 Dec. 2018 31 Dec. 2019 31 Mar. 2019 30 Jun. 2019 American Depositary Receipts (ADRs) For questions related to the ING ADR programme, please visit J.P. Morgan Depositary Receipts Services at www.adr.com, or contact: Shareholders or holders of ADRs can request a hard copy of ING’s audited financial statements, free of charge, at www.ing.com/publications.htm Stock exchanges Tickers (Bloomberg, Reuters) Security codes (ISIN, SEDOL) NL0011821202, BD3H7D0 Euronext Amsterdam INGA NA, INGA.AS and Brussels New York Stock Exchange ING US, ING.N US4568371037, 2452643 Publication 2019 ING Group Annual Report: Thursday, 5 March 2020 2020 Annual General Meeting: Tuesday, 28 April 2020 Ex - date for final dividend 2019 (Euronext Amsterdam)*: Thursday, 30 April 2020 Record date for final dividend 2019 entitlement (Euronext Amsterdam)*: Monday, 4 May 2020 Record date for final dividend 2019 entitlement (NYSE)*: Monday, 4 May 2020 Publication results 1Q2020: Friday, 8 May 2020 Payment date final dividend 2019 (Euronext Amsterdam)*: Monday, 11 May 2020 Payment date final dividend 2019 (NYSE)*: Monday, 18 May 2020 Publication results 2Q2020: Thursday, 6 August 2020 Ex - date for interim dividend 2020 (Euronext Amsterdam)*: Monday, 10 August 2020 Record date for interim dividend 2020 entitlement (Euronext Amsterdam)*: Tuesday, 11 August 2020 Record date for interim dividend 2020 entitlement (NYSE)*: Monday, 17 August 2020 Payment date interim dividend 2020 (Euronext Amsterdam)*: Tuesday, 18 August 2020 Payment date interim dividend 2020 (NYSE)*: Monday, 24 August 2020 Publication results 3Q2020: Thursday, 5 November 2020 Financial calendar * Only if any dividend is paid All dates are provisional Listing information The ordinary shares of ING Group are listed on the exchanges of Amsterdam, Brussels and New York (NYSE). Listings Table of contents Share Information Business Highlights Consolidated Results Retail Banking Wholesale Banking Corporate Line Consolidated Balance Sheet Risk Management Capital, Liquidity and Funding Economic Environment Appendix 2 3 4 9 13 17 18 20 22 24 25 Relative share price performance 1 January 2018 to 31 December 2019 120 110 100 90 80 70 60 50 1 Oct. 2018 31 Dec. 2019 1 Oct. 2019 1 July 2019 1 Jan. 2018 ING Euro Stoxx Banks 1 Jan. 2019 1 April 2019 Euro Stoxx 50 1 April 2018 1 July 2018 Stoxx Europe 600 Banks Broker/Institutional investors please contact: J.P. Morgan Chase Bank, N.A. Depositary Receipts Group 383 Madison Avenue, Floor 11 New York, NY 10179 In the US: (866) JPM - ADRS Outside the US: +1 866 576 - 2377 ADR shareholders please contact: J.P. Morgan Chase Bank, N.A. Shareowner Services P.O. Box 64504 St. Paul, MN 55164 - 0504 Toll free number: +1 800 990 - 1135 Outside the US: +1 651 453 - 2128 Hearing impaired: +1 866 700 - 1652 Email: StockTransfer@equiniti.com

3 ING Press Release 4Q2019 Business Highlights Here are some highlights of how we’re innovating to improve our customers’ experience, and what we’re doing in sustainability. We also give an update on how we’re enhancing our capability to prevent financial and economic crime. Innovation Yolt, which helps users manage their personal finances with a one - stop overview of their bank accounts, has grown to over 1 million registered users and has expanded to oﬀer open banking for businesses. It won the Best Personal Finance App award at the International Payments Awards 2019. Also in the spirit of open banking and in line with the new European Payment Services Directive (PSD2), ING is the first bank on the Polish market to introduce account aggregation based on open APIs within Moje ING (internet and mobile app). Information is aggregated from five Polish banks and customers can do things such as view their balances and transaction history, manage external accounts and use aggregated data in the standard credit process. This gives them more control over their overall financial situation. In line with our strategy to create innovative fintech solutions and then support them in becoming independent companies, ING is spinning out Katana, our advanced analytics platform that supports trading portfolio managers in making faster and sharper investment decisions. It will become a London - based standalone company called Katana Labs. ING Ventures will invest a further £1.5 million alongside other investors as part of a £3 million funding round. Collaboration is an important part of our approach to innovation. We joined forces with Ahold Delhaize, KLM, Dutch railway company NS and Philips to accelerate and promote the development of artificial intelligence (AI) in the Netherlands. This involves nurturing talent, adding educational capacity and developing the local AI community. Sustainability When it comes to sustainability, ING wants to make the biggest impact while addressing the biggest challenges. We believe this is in the areas of climate action and financial health. In the Netherlands, about 1.4 million households have high - risk or problematic debts. In October, ING joined banks and municipalities to launch the Nederlandse Schuldhulproute (‘Dutch debt assistance route’). This is a unique cooperation of private and public organisations aimed at preventing and solving problematic debt by oﬀering free financial advice to people who need it. In the Philippines, ING and UNICEF Innovation are introducing ‘Fintech for Impact’, expanding our longstanding partnership. This pilot programme will identify and invest in fintech start - ups that aim to help young people in the country overcome financial and banking challenges. Our commitment to sustainable finance is reflected in the 13 sustainability improvement loans we supported in the fourth quarter, plus three green loans and 12 sustainable bonds. In total, we closed more than twice the amount of sustainable finance deals in 2019 than we did in the previous year. For example, ING was sole green finance advisor as well as arranger and lender in the €1.1 billion syndicated green loan for Italo, the Italian private high - speed rail operator. This is the largest green loan in the global transportation sector and in Italy. Also, we were sole green structuring advisor for the €500 million first green covered bond for Norwegian bank SR - Boligkreditt. We helped draft a green bond framework that stipulates investments in green buildings as well as renewable energy and clean transportation. In January 2020, ING was recognised as an A - list company for leadership on climate action for the fifth year by CDP, the leading global environmental disclosure platform. Non - financial risk management Fighting financial and economic crime remains a priority. We achieved milestones in our programme to improve the way we manage non - financial risk. For example, we continued our global rollout of KYC tools that enable us to onboard customers and monitor their transactions across our global network in a more eﬀective and consistent way. We connected Poland to our global pre - transaction screening solution and its MidCorp segment to the new global case management system. We also connected Spain to our new transaction monitoring solution, and introduced our strategic name screening solution to the Philippines. We now have around 4,000 FTEs working in KYC - related activities. We completed the implementation of our systematic integrity risk analysis (SIRA) in all business lines and regions during the fourth quarter. SIRA provides guidance on KYC integrity risks and helps determine which clients to accept and the type and frequency of monitoring to be conducted. We now have uniform and consistent KYC risk assessments across the bank. Financial institutions, governments and law enforcement share responsibility in fighting financial and economic crime. We have made progress in our joint eﬀorts with four Dutch banks to monitor payment transactions. We have set up a project structure and workstreams as part of a proof of concept to enable data sharing. In Belgium, ING has joined forces with other banks and the fintech Isabel Group to more eﬀectively exchange data in order to more eﬀectively identify suspicious transactions. Technology and innovation can also help us and the financial services sector to improve compliance. ING participated via ING Ventures in a $19.3 million series B funding round of US - based regulatory technology company Ascent. The company uses machine learning and natural language processing to help businesses build, manage and automate compliance across a broad spectrum of applicable regulations, increasing accuracy and speed.

Consolidated Results

Consolidated results	4Q2019	4Q2018	Change	3Q2019	Change	FY2019	FY2018	Change
Profit or loss (in € million)								
Net interest income	3,597	3,571	0.7%	3,529	1.9%	14,079	13,916	1.2%
Net fee and commission income	735	704	4.4%	747	-1.6%	2,868	2,803	2.3%
Investment income	26	-132		104	-75.0%	306	60	410.0%
Other income	81	358	-77.4%	246	-67.1%	1,054	1,309	-19.5%
Total underlying income	**4,439**	**4,501**	**-1.4%**	**4,626**	**-4.0%**	**18,306**	**18,088**	**1.2%**
Staff expenses	1,482	1,351	9.7%	1,462	1.4%	5,755	5,420	6.2%
Regulatory costs[1]	303	266	13.9%	106	185.8%	1,021	947	7.8%
Other expenses	890	952	-6.5%	872	2.1%	3,577	3,540	1.0%
Underlying operating expenses	**2,675**	**2,568**	**4.2%**	**2,440**	**9.6%**	**10,353**	**9,907**	**4.5%**
Gross result	**1,764**	**1,933**	**-8.7%**	**2,187**	**-19.3%**	**7,954**	**8,180**	**-2.8%**
Addition to loan loss provisions[2]	428	242	76.9%	276	55.1%	1,120	656	70.7%
Underlying result before tax	**1,337**	**1,692**	**-21.0%**	**1,911**	**-30.0%**	**6,834**	**7,524**	**-9.2%**
Taxation	428	425	0.7%	543	-21.2%	1,955	2,028	-3.6%
Non-controlling interests	28	29	-3.4%	23	21.7%	99	108	-8.3%
Underlying net result	**880**	**1,238**	**-28.9%**	**1,344**	**-34.5%**	**4,781**	**5,389**	**-11.3%**
Special items after tax	0	0		0		0	-775	
Net result from Banking	**880**	**1,238**	**-28.9%**	**1,344**	**-34.5%**	**4,781**	**4,614**	**3.6%**
Net result Insurance Other	0	35	-100.0%	0		0	90	-100.0%
Net result ING Group	**880**	**1,273**	**-30.9%**	**1,344**	**-34.5%**	**4,781**	**4,703**	**1.7%**
Net result per share (in €)	0.23	0.33		0.35		1.23	1.21	
Capital ratios (end of period)								
ING Group shareholders' equity (in € billion)				53.5	0.5%	53.8	50.9	5.6%
ING Group common equity Tier 1 ratio[3]				14.6%		14.6%	14.5%	
Customer lending/deposits (end of period, in € billion)								
Residential mortgages				296.5	0.5%	298.0	287.7	3.6%
Other customer lending				320.9	-0.8%	318.3	309.0	3.0%
Customer deposits				574.2	0.0%	574.4	555.8	3.3%
Profitability and efficiency								
Underlying interest margin	1.57%	1.56%		1.54%		1.54%	1.53%	
Underlying cost/income ratio	60.3%	57.1%		52.7%		56.6%	54.8%	
Underlying return on equity based on IFRS-EU equity[4]	6.8%	10.2%		10.5%		9.4%	11.2%	
Employees (internal FTEs, end of period)				53,981	1.0%	54,514	52,855	3.1%
Four-quarter rolling average key figures								
Underlying interest margin	1.54%	1.53%		1.54%				
Underlying cost/income ratio	56.6%	54.8%		55.8%				
Underlying return on equity based on IFRS-EU equity[4]	9.4%	11.2%		10.3%				
Risk								
Stage 3 ratio (end of period)				1.6%		1.4%	1.5%	
Stage 3 provision coverage ratio (end of period)				29.3%		32.2%	30.6%	
Risk costs in bps of average customer lending	28	16		18		18	11	
Risk costs in bps of average RWA	53	31		35		35	21	
Risk-weighted assets (end of period, in € billion)				319.7	2.1%	326.4	314.1	3.9%

[1] Regulatory costs represent bank taxes and contributions to the deposit guarantee schemes ('DGS') and the (European) single resolution fund ('SRF').
[2] The amount presented in 'Addition to loan loss provisions' is equivalent to risk costs.
[3] Interim profit not included in CET1 capital in FY2019 amounting to €1,754 million (3Q2019: €1,711 million, and FY2018 €1,712 million).
[4] Annualised underlying net result divided by average IFRS-EU shareholders' equity excluding interim profit not included in CET1 capital.
Note: Underlying figures are non-GAAP measures. These are derived from figures according to IFRS-EU by excluding the impact from special items and Insurance Other. See the Appendix for a reconciliation between GAAP and non-GAAP figures.

4 ING Press Release 4Q2019

5 ING Press Release 4Q2019 Consolidated Results ING recorded a 2019 net result of €4,781 million, an increase of 1.7% from €4,703 million in 2018, which had been negatively aﬀected by the €775 million settlement agreement with the Dutch authorities on regulatory issues that was recorded as a special item. Commercial performance was robust in 2019, further evidenced by an increase in the number of primary retail customers of more than 830,000 to 13.3 million. Net core lending growth in 2019 was €17.2 billion, or 2.9%. The net growth in customer deposits was €23.4 billion, or 4.2%. ING Group’s CET1 ratio remained robust at 14.6% at year - end 2019, despite already taking in the fourth quarter part of the expected supervisory impact on RWA. The 2019 underlying net result (defined as net result excluding special items and Insurance Other), however, declined 11.3%. This was mainly caused by higher risk costs, higher expenses (largely caused by higher KYC expenses) and a higher eﬀective tax rate. Income increased slightly, driven by resilient interest margins and higher fee income, whereas an increase in investment income was oﬀset by negative valuation adjustments in Financial Markets. The underlying pre - tax result fell 9.2% compared with 2018, and ING’s underlying return on IFRS - EU equity declined to 9.4% in 2019 from 11.2% in 2018. ING’s fourth - quarter 2019 net result was €880 million, down from €1,273 million in the fourth quarter of 2018 and €1,344 million in the previous quarter. Commercial momentum continued in the fourth quarter of 2019 as the number of primary clients grew by more than 200,000. ING recorded €2.0 billion of net core lending growth in the fourth quarter of 2019; net customer deposits grew by €2.5 billion. Year - on - year, the underlying net result fell 28.9%, mainly due to higher risk costs and higher expenses, while income declined somewhat, primarily due to negative valuation adjustments in Financial Markets. Underlying results The fourth - quarter 2019 underlying result before tax of €1,337 million was mainly attributable to high net interest income supported by resilient lending margins coupled with robust net fee and commission income and supported by one - oﬀs. The pre - tax result was negatively aﬀected by margin pressure on customer deposits and negative valuation adjustments in Financial Markets, while both risk costs and expenses increased. Year - on - year, the underlying result before tax dropped 21.0%. Sequentially, the underlying result before tax was 30.0% lower. This decline was, in addition to the annual Dutch bank tax recorded in this quarter and the Bank of Beijing dividend received in the previous quarter, mainly caused by higher risk costs and the negative valuation adjustments in Financial Markets. Total underlying income Total underlying income decreased by €62 million, or 1.4%, to €4,439 million compared with the fourth quarter of 2018. The decline primarily reflects lower income at Wholesale Banking, mainly due to negative valuation adjustments in Financial Markets. Income in Retail Banking was slightly lower due to some adjustments related to previous periods, whereas the year - ago quarter had included an exceptional €50 million higher profit from our stake in TMB. Compared with the third quarter of 2019, underlying income fell by €187 million, or 4.0%, of which €93 million was caused by the dividend from the Bank of Beijing received in the previous quarter. Total customer lending declined by €1.0 billion in the fourth quarter of 2019 to €616.4 billion. Adjusted for currency impacts and excluding the declines in Treasury lending and the run - oﬀ portfolios of WUB and Lease, ING’s net core lending increased by €2.0 billion. Residential mortgages increased by €1.9 billion due to continued growth in the Challengers & Growth Markets, which was only slightly oﬀset by a small decline in the Netherlands due to higher prepayments. Other net core lending grew by €0.1 billion. Retail Banking recorded €0.7 billion of growth, whereas other net core lending in Wholesale Banking dropped by €0.6 billion. The decline in Wholesale Banking was mainly in Lending due to repayments, partly oﬀset by growth in Trade & Commodity Finance. ING’s total net core lending growth in 2019 was €17.2 billion (or 2.9%) versus €36.6 billion in 2018. Customer deposits increased slightly by €0.2 billion to €574.4 billion in the fourth quarter of 2019. Excluding a €3.0 billion decline in Treasury and adjusted for currency impacts, net customer deposits grew by €2.5 billion. Retail Banking generated a net inflow of €4.4 billion, with growth in most countries. Net customer deposits in Wholesale Banking decreased by €1.9 billion, mainly in Payments & Cash Management and Financial Markets. On a full - year basis, total net customer deposit growth (excluding currency impacts and Treasury) was €23.4 billion in 2019. This is higher than the €19.3 billion of net growth recorded in 2018. Underlying net interest income rose to €3,597 million from €3,571 million in the year - ago quarter, despite continued pressure from the low interest environment. The increase was supported by higher interest results in Financial Markets (which can be volatile), the Corporate Line and some one - oﬀs. The interest result on customer lending increased due to volume growth in mortgages and in other customer lending, combined with a higher lending margin. The overall lending

6 ING Press Release 4Q2019 Consolidated Results margin increased compared with a year ago, as improved interest margins on mortgages outpaced the impact of lower margins on other customer lending (which partly reflects heightened competition in some of our markets). The interest result on customer deposits declined compared with the fourth quarter of 2018, caused fully by lower interest margins on both savings and current accounts due to lower reinvestment yields, while average volumes continued to increase, particularly in current accounts. Compared with the third quarter of 2019, total net interest income increased by €68 million, or 1.9%. This was primarily caused by higher interest results on Treasury and Financial Markets - related products. The higher interest result on customer lending, which was primarily driven by a higher margin on other (non - mortgage) customer lending supported by some one - oﬀs, was more than oﬀset by lower interest results on customer deposits due to continued margin pressure on both savings and current accounts. 3,750 3,500 3,250 3,000 2,750 1.50 1.55 1.60 Net interest income (in € million) and net interest margin (in %) 1.56% 1.54% 3,597 3,571 1.52% 4Q201 8 1Q201 9 2Q201 9 3Q201 9 4Q2019 Net interest income Net interest margin Net interest margin 4 - quarter rolling average 1.53% 3,470 1. 54% 1.57% 3,529 1. 54% 1. 54% 3,483 1.55% 1.54% ING’s fourth - quarter 2019 net interest margin increased to 1.57% from 1.54% in the third quarter of 2019. One basis point of this improvement of the net interest margin was caused by the impact of higher interest results in Financial Markets. The remaining margin increase was mainly due to higher Treasury - related interest results (supported by the introduction of the ECB’s two - tiering system at the end of October 2019) and a slightly higher overall margin on lending products, which was only partly oﬀset by lower margins on customer deposits. Net fee and commission income rose to €735 million from €704 million one year ago. In Retail Banking, net fee and commission income increased by €23 million, driven by higher fee income in most countries. Total fee income in Wholesale Banking rose by €8 million, primarily recorded in Treasury & Other, driven by Corporate Finance. Compared with the strong third quarter of 2019, net fee and commission income declined by €12 million, but it increased by €2 million when adjusted for the €14 million reclassification from 'commissions paid' to 'other income' in the third quarter of 2019. On an adjusted basis, Wholesale Banking fee income rose by €23 million, mainly due to more deal activity in Lending and Corporate Finance, partly oﬀset by lower fees in Financial Markets. Fee income in Retail Banking fell by €22 million, partly due to adjustments related to previous periods in the Netherlands and Belgium. Investment income improved to €26 million from € - 132 million in the fourth quarter of 2018, which had included a €123 million recorded loss related to the intended sale of an Italian lease run - oﬀ portfolio. The sale was completed on 1 July 2019. When adjusted for this one - time impact, investment income rose by €35 million, mainly due to fair value gains on investment properties and higher dividend income. Compared with the third quarter of 2019, investment income dropped by € 78 million, but it rose by € 15 million when excluding the € 93 million dividend from Bank of Beijing received in the previous quarter . Other income fell to €81 million from €358 million in the fourth quarter of 2018, which had been supported by a €101 million gain on an equity - linked bond transaction in Belgium and an approximately €50 million exceptional higher contribution from our stake in TMB. Excluding both items, other income declined by €126 million. The decline was predominantly in Wholesale Banking due to negative valuation adjustments in Financial Markets (partly caused by a revised funding valuation adjustment methodology) and negative revaluation results on a loan in Lending. Compared with the third quarter of 2019, other income dropped by €165 million; this was also mainly in Wholesale Banking. Operating expenses Underlying operating expenses increased year - on - year by €107 million, or 4.2%, and were €235 million, or 9.6%, higher than in the third quarter of 2019, mainly due to higher regulatory costs, increased staﬀ costs and higher KYC - related expenses. Regulatory costs in the fourth quarter of 2019 were €303 million, up from €266 million in the year - ago quarter. In addition to a higher contribution for the deposit guarantee schemes, the increase was mainly caused by a higher bank tax in the Netherlands and a new bank tax in Romania. Sequentially, regulatory costs rose by €197 million as the aforementioned annual bank taxes were recorded in the fourth quarter of the year. 3,000 2,500 2,000 1,500 1,000 Operating expenses (in € million) and cost/income ratio (in %) 2, 334 106 55 .8% 2, 372 303 266 54 .8% 2,303 515 55 .0% 2,272 97 55 .0% 2,354 52.5 50.0 56.6% 55.0 60.0 57.5 Regulatory costs Expenses excluding regulatory costs C/I ratio (4 - quarter rolling average) 4Q201 8 1Q201 9 2Q201 9 3Q201 9 4Q2019 Expenses excluding regulatory costs rose by €69 million, or 3.0%, to €2,372 million compared with a year ago. The increase was visible in all segments except Retail Netherlands, which recorded a decline of €19 million. The increase was mainly caused by approximately €75 million of higher KYC - related expenses, while the year - ago quarter had lower

Consolidated Results

performance-related expenses. Higher expenses for business growth and salary increases as well as higher IT-related costs were largely offset by cost savings and some one-offs, including a higher VAT refund in the Corporate Line.

Compared with the third quarter of 2019, expenses excluding regulatory costs rose by €38 million, or 1.6%, of which almost €25 million was caused by higher KYC-related expenses. The increase was mainly visible in Wholesale Banking and the Corporate Line, while in Retail Banking expenses excluding regulatory costs declined by €12 million as the previous quarter included €40 million of legal provisions in the Challengers and Growth Markets.

ING's fourth-quarter 2019 underlying cost/income ratio was 60.3% compared with 57.1% in the year-ago quarter and 52.7% in the previous quarter. On a full-year basis, which eliminates the seasonality of regulatory costs, the underlying cost/income ratio increased to 56.6% from 54.8% in 2018. Excluding regulatory costs, the full-year 2019 cost/income ratio was 51.0%.

The total number of internal staff rose by 533 FTEs in the fourth quarter of 2019 to 54,514 FTEs, primarily due to an increase in staff for KYC-related activities and the insourcing of externals. Higher internal staff numbers were recorded in most countries, especially the Netherlands and Germany. This was partly offset by declines, particularly in Turkey and Spain.

Addition to loan loss provisions

ING recorded €428 million of net additions to loan loss provisions in the fourth quarter of 2019 compared with €242 million in the year-ago quarter and €276 million in the third quarter of 2019. There were several larger additions for files in Wholesale Banking and mid-corporates lending, both on existing and some new files. We have not observed significant changes to the watchlist and to files subject to restructuring.

Addition to loan loss provisions (in € million)


450
300
150
0
60
40
20
0
242
207
209
276
428
31
26
27
35
53
16
14
14
18
28
4Q2018
1Q2019
2Q2019
3Q2019
4Q2019
Addition to loan loss provisions
Risk costs in bps of average RWA (annualised)
Risk costs in bps of average customer lending (annualised)

Wholesale Banking recorded €254 million of risk costs in the fourth quarter of 2019, up from €50 million in the year-ago quarter and €116 million in the previous quarter. Fourth-quarter 2019 risk costs were predominantly impacted by various individual Stage 3 provisions, mainly attributable to some larger clients in the Americas, Belgium and Asia, including a sizeable provision for a suspected external fraud case, as well as an increase in collective Stage 2 provisions.

Retail Netherlands recorded €15 million of risk costs in the fourth quarter of 2019, down from €45 million in the year-ago quarter, which had been affected by a add-on for part of the Dutch mortgage portfolio. Sequentially, risk costs dropped by €28 million, especially related to mortgages as the previous quarter included the impact of a change in the house price index that is used for Dutch mortgages. Risk costs in Retail Belgium were €84 million, up from €40 million one year ago and €44 million in the previous quarter. The increase was primarily due to a limited number of files in the mid-corporates segment.

Risk costs in the Retail Challengers & Growth Markets amounted to €75 million, down from €107 million in the fourth quarter of 2018, but up slightly from €73 million in the previous quarter. Fourth-quarter 2019 risk costs were recorded mainly in Poland, Turkey and Spain, whereas Germany recorded a net release of €23 million due to releases in the mortgage portfolio.

ING's Stage 3 ratio, which represents Stage 3 credit-impaired outstandings as a percentage of total credit outstandings, decreased to 1.4% in the fourth quarter of 2019 from 1.5% at the end of September 2019.

Total fourth-quarter 2019 risk costs were 28 basis points of average customer lending, compared with 16 basis points in the year-ago quarter and 18 basis points in the third quarter of 2019. Total fourth-quarter 2019 risk costs were slightly above ING's through-the-cycle average of approximately 25 basis points of average customer lending. For the full-year 2019, risk costs were 18 basis points of average customer lending versus 11 basis points in 2018. Based on the old metric 'risk costs in basis points of average risk-weighted assets', fourth-quarter 2019 risk costs rose to an annualised 53 basis points of average risk-weighted assets (or 35 basis points for the full-year 2019).

Underlying result before tax

ING's fourth-quarter 2019 underlying result before tax was €1,337 million, down 21.0% from the year-ago quarter due to higher operating expenses and risk costs and slightly lower underlying income. Sequentially, the underlying result before tax declined 30.0%. In addition to higher risk costs, this was mainly due to the €177 million Dutch bank tax paid in the fourth quarter of 2019 and the €93 million Bank of Beijing dividend received in the third quarter of 2019.

Underlying result before tax (in € million)


2,500
2,000
1,500
1,000
500
0
1,692
1,582
2,005
1,911
1,337
4Q2018
1Q2019
2Q2019
3Q2019
4Q2019

ING Press Release 4Q2019

7

8 ING Press Release 4Q2019 Segment Reporting: Retail Banking Consolidated Results Underlying net result ING’s underlying net result was €880 million, down 28.9% year - on - year and 34.5% lower sequentially. The eﬀective underlying tax rate was 32.0% compared with 25.1% one year ago and 28.4% in the previous quarter. The higher eﬀective tax rate in the fourth quarter of 2019 was mainly caused by the full recognition of the non - deductible Dutch bank tax and non - deductible AT1 interest expenses in combination with a lower quarterly result. Return on equity ING Group (in %) 0 5 10 15 4Q2018 1Q2019 2Q2019 3Q2019 4Q2019 Underlying return on IFRS - EU equity (quarter) Underlying return on IFRS - EU equity (4 - quarter rolling average) 10.8 11.4 10.3 10.5 6.8 9.4 9.0 11.0 10.2 11.2 In the fourth quarter of 2019, ING’s underlying return on average IFRS - EU equity was 6.8% compared with 10.2% reported over the fourth quarter of 2018 and 10.5% over the third quarter of 2019. For the full - year 2019, the underlying return on ING Group’s average IFRS - EU equity declined to 9.4% from 11.2% in 2018. The decline in ROE was caused by a 11.3% decline in the underlying full - year net result combined with a 6% increase in average equity. ING’s underlying return on equity is calculated using IFRS - EU shareholders' equity after excluding 'interim profit not included in CET1 capital'. As at 31 December 2019, interim profit not included in CET1 capital amounted to €1,754 million; this amount is already reserved for future dividend payments. Net result ING’s fourth - quarter 2019 net result amounted to €880 million compared with €1,273 million in the year - ago quarter and €1,344 million in the third quarter of 2019. During 2019, there were no special items. In 2018, there was one special item: the €775 million settlement agreement with the Dutch authorities on regulatory issues, which was recorded in the third quarter of 2018. The net result in the fourth quarter of 2018 had included a €35 million net result from Insurance Other, which reflected the profit made on the termination of the warrant agreement between NN Group and ING in November 2018. With this transaction, ING had sold its last warrants related to its former insurance activities. ING’s net result per share was €0.23 in the fourth quarter of 2019, based on an average number of shares outstanding of 3,895.9 million during the quarter. ING’s full - year 2019 net result was €4,781 million, or €1.23 per share. Dividend In line with our financial ambitions, ING is committed to maintaining a CET1 ratio of around 13.5%, taking into account potential RWA inflation from regulatory developments on the current CET1 ratio. This is well above the prevailing fully loaded requirement, which was 11.83% at the end of 2019. ING aims to pay a progressive dividend. The Board proposes to pay a total dividend over 2019 of €2.7 billion, or €0.69 per ordinary share, subject to the approval of shareholders at the Annual General Meeting in April 2020. Taking into account the interim dividend of €0.24 per ordinary share that was paid in August 2019, the proposed final 2019 dividend amounts to €0.45 per ordinary share and will be paid in cash shortly after approval in the Annual General Meeting.

9 ING Press Release 4Q2019 Segment Reporting: Retail Banking Retail Netherlands Retail Netherlands posted an underlying result before tax of €537 million in the fourth quarter of 2019, up 6.3% compared with the year - ago quarter. The increase was mainly attributable to lower risk costs, as the year - ago quarter had included the impact of an add - on for part of the mortgage portfolio. Lower operating expenses compensated for a slight decline in underlying income. Sequentially, the underlying result before tax increased by €2 million. Income increased by €25 million, mainly from higher Treasury - related revenues and higher lending income, which more than oﬀset lower income from savings and current accounts. Underlying expenses increased by €51 million compared with the third quarter of 2019, mainly due to higher regulatory costs. The fourth quarter benefited from relatively low risk costs. The return on equity, based on a 13.5% common equity Tier 1 ratio, was 22.8% in the fourth quarter of 2019 and 24.0% for the full - year 2019. Underlying result before tax - Retail Netherlands (in ¨ million) 800 600 400 200 0 535 533 537 505 599 4Q2018 1Q2019 2Q2019 3Q2019 4Q2019 In € million Retail Benelux 4Q2019 4Q2018 Netherlands Belgium 4Q2019 4Q2018 4Q2019 4Q2018 Profit or loss Net interest income 1,366 1,389 906 924 460 465 Net fee and commission income 256 249 167 169 89 81 Investment income 8 - 2 3 - 2 6 0 Other income 70 85 59 54 11 32 Total underlying income 1,701 1,722 1,135 1,145 565 577 Expenses excl. regulatory costs 877 887 517 536 360 351 Regulatory costs 76 68 66 59 10 9 Operating expenses 953 955 583 595 370 360 Gross result 748 767 552 550 195 217 Addition to loan loss provisions 99 85 15 45 84 40 Underlying result before tax 648 682 537 505 111 177 Customer lending/deposits (end of period, in € billion) Residential mortgages 151.2 149.2 111.9 111.4 39.3 37.9 Other customer lending 100.3 95.5 48.3 46.0 52.0 49.5 Customer deposits 239.9 229.3 150.3 143.8 89.7 85.5 Profitability and efficiency 1) Cost/income ratio 56.0% 55.4% 51.3% 51.9% 65.5% 62.4% Return on equity based on 13.5% CET1 2) 15.5% 16.8% 22.8% 23.1% 5.8% 8.7% Employees (internal FTEs, end of period) 17,642 17,056 9,532 9,030 8,110 8,026 Risk 1) Risk costs in bps of average customer lending 16 14 4 11 37 19 Risk costs in bps of average RWA 43 39 12 37 83 42 Risk - weighted assets (end of period, in € billion) 90.8 87.1 51.0 48.0 39.9 39.1 Retail Benelux: Consolidated profit or loss account 1) Key figures based on underlying figures 2) Underlying after - tax return divided by average equity based on 13.5% of RWA (annualised) "In 2019, we continued to focus on countering financial and economic crime and delivering on the ongoing transformation. I am impressed with and grateful for the dedication of our colleagues in Market Leaders during this period of change. "We saw good commercial performance in the Netherlands, especially in light of the persistently low interest rate environment and in the context of our transformation. We remained focused on cost control while simultaneously working to continuously improve our KYC processes and risk mindset. "Meanwhile, the usage of mobile banking is consistently growing in the market leaders countries: in the Netherlands from 53% in 2018 to 60% in 2019 and in Belgium from 37% to 45%. In Belgium, we entered a new phase of the Unite be+nl program with the roll - out of our new app and internet banking environment. We are excited to welcome our Belgian customers to these digital channels in the coming months, which are built on the same platform as our highly successful app in the Netherlands. This is a prime example of how we strive to deliver a diﬀerentiating customer experience, while supporting our customers’ financial needs and leveraging our technical expertise across the Bank." Pinar Abay , Member Management Board Banking, Head of Market Leaders Retail Benelux

10 ING Press Release 4Q2019 Segment Reporting: Retail Banking Total underlying income decreased 0.9% year - on - year, due to lower net interest income reflecting lower margins on savings and current accounts. This decrease in income was largely compensated by higher lending income, mainly stemming from improved margins on mortgages, and higher revenues from Treasury - related activities. Sequentially, total underlying income increased 2.3%. This was mainly attributable to higher revenues from Treasury - related activities and higher lending income, reflecting an improvement in margins. These were partly oﬀset by lower income from savings and current accounts due to lower interest margins and an adjustment in fee income on daily banking. Total customer lending decreased by €1.7 billion in the fourth quarter of 2019 to €160.2 billion. Net core lending (excluding Treasury and the WUB run - oﬀ portfolio) fell by €0.6 billion, of which €0.1 billion was in mortgages and €0.5 billion in business lending. Total customer deposits declined by €1.0 billion to €150.3 billion. Excluding Treasury, net customer deposits grew by €1.2 billion, driven by higher balances on current accounts. Underlying operating expenses decreased by €12 million from a year ago to €583 million. This was mainly due to positive one - oﬀ items, which more than oﬀset the impact from salary increases connected to the collective labour agreement in the Netherlands, and higher regulatory costs. Sequentially, expenses increased by €51 million, of which €42 million was due to the booking of the annual Dutch bank tax and a catch - up in the Dutch DGS contribution in the fourth quarter of 2019. Expenses excluding regulatory costs rose by €9 million, or 1.8%, and include higher KYC - related expenses. Fourth - quarter 2019 risk costs were €15 million, or 4 basis points of average customer lending, compared with €45 million in the fourth quarter of 2018 and €43 million in the third quarter of 2019. The decrease compared with the third quarter of 2019 was mainly due to lower risk costs for mortgages, as risk costs in that quarter were impacted by a change in the Dutch house price index that is used, as well as low provisioning for business lending in this quarter. Risk - weighted assets declined by €3.2 billion in the fourth quarter of 2019 to €51.0 billion, mainly reflecting positive risk migration, a decline in volumes and lower operational risk - weighted assets. Retail Belgium Retail Belgium, which includes Luxembourg, posted a fourth quarter 2019 underlying result before tax of €111 million, down from €177 million in the year - ago quarter. The decrease was mainly attributable to higher risk costs, lower income on customer deposits, fair value adjustments of derivatives not in hedge relations, as well as higher expenses. On a sequential basis, the underlying result before tax decreased by €96 million, mainly due to lower income and higher risk costs. The return on equity, based on a 13.5% common equity Tier 1 ratio, was 5.8% in the fourth quarter of 2019 and 8.4% for the full - year 2019. Underlying result before tax - Retail Belgium (in ¨ million) 400 300 200 100 0 177 33 207 111 295 4Q2018 1Q2019 2Q2019 3Q2019 4Q2019 Total underlying income decreased by €12 million, or 2.1%, year - on - year. This decrease was mainly due to lower income from savings and current accounts, reflecting the low interest rate environment, and the aforementioned fair value adjustments of derivatives. These declines were partly compensated by higher income from mortgages due to improved margins and increased volumes, as well as higher income from investment products. Sequentially, total underlying income fell by €52 million, or 8.4%. This was predominantly the result of the fair value adjustments of derivatives, coupled with lower income on savings and current accounts, and a decrease in income on mortgages. The latter was mainly due to a temporarily lower margin in the fourth quarter related to an accelerated depreciation of commissions on loans that have been repaid . Customer lending increased by €1.1 billion in the fourth quarter of 2019 to €91.3 billion. Net core lending (excluding Treasury) increased by €0.8 billion, of which €0.9 billion was in business lending. This was partly oﬀset by a small decline in consumer lending, whereas mortgages were stable. Total customer deposits stood at €89.7 billion at the end of the fourth quarter of 2019. Excluding Treasury, net customer deposits declined by €0.4 billion during the quarter. Underlying operating expenses were €370 million, up 2.8% year - on - year, as cost savings from local transformation were oﬀset by higher KYC - related costs. Furthermore, the year - ago quarter benefited from positive one - oﬀ items in staﬀ - related provisions. On a sequential basis, expenses increased slightly by €4 million, or 1.1%, due to higher regulatory costs. Fourth - quarter 2019 risk costs were €84 million, which translates into 37 basis points of average customer lending. Risk costs were €40 million in the fourth quarter of 2018 and €44 million in the previous quarter. The increase compared with the previous quarter was mainly caused by additional provisioning on a number of individual mid - corporates files and higher collective provisions for mortgages and consumer lending. Risk - weighted assets decreased by €0.7 billion in the fourth quarter of 2019 to €39.9 billion, mainly due to lower operational risk - weighted assets and positive risk migration, partly oﬀset by a model update.

11 ING Press Release 4Q2019 Segment Reporting: Retail Banking In € million Retail Challengers & Growth Markets 4Q2019 4Q2018 Germany Other Challengers & Growth Markets 4Q2019 4Q2018 4Q2019 4Q2018 Profit or loss Net interest income 1,096 1,104 380 396 716 707 Net fee and commission income 176 159 70 71 105 89 Investment income 16 - 5 15 - 3 1 - 2 Other income 58 79 5 24 53 56 Total underlying income 1,346 1,337 471 487 875 850 Expenses excl. regulatory costs 740 704 235 227 505 478 Regulatory costs 85 78 17 17 67 61 Operating expenses 824 783 252 244 572 539 Gross result 522 554 219 244 303 311 Addition to loan loss provisions 75 107 - 23 - 45 97 152 Underlying result before tax 447 447 241 289 206 158 Customer lending/deposits (end of period, in € billion) Residential mortgages 146.1 137.5 76.0 73.5 70.1 64.1 Other customer lending 39.5 37.5 10.7 10.5 28.8 27.0 Customer deposits 271.0 263.4 138.5 138.0 132.5 125.4 Profitability and efficiency 1) Cost/income ratio 61.2% 58.5% 53.5% 50.0% 65.4% 63.4% Return on equity based on 13.5% CET1 2) 11.8% 13.0% 17.1% 22.5% 9.0% 8.0% Employees (internal FTEs, end of period) 23,166 22,896 5,051 4,717 18,115 18,179 Risk 1) Risk costs in bps of average customer lending 16 25 - 10 - 21 40 68 Risk costs in bps of average RWA 38 58 - 34 - 70 76 125 Risk - weighted assets (end of period, in € billion) 78.1 74.2 26.1 25.2 52.0 48.9 Retail Challengers & Growth Markets: Consolidated profit or loss account 1) Key figures based on underlying figures 2) Underlying after - tax return divided by average equity based on 13.5% of RWA (annualised) Retail Germany Retail Germany, which includes Austria, recorded a fourth - quarter 2019 underlying result before tax of €241 million, down from €289 million in the fourth quarter of 2018. This decrease was primarily caused by lower net releases of risk costs and lower income on customer deposits. Compared with the third quarter of 2019, the result before tax decreased by €27 million. This was due to the aforementioned pressure on income from customer deposits and lower income on mortgages, partly oﬀset by higher net releases in risk costs. Retail Germany continued to record solid business growth, adding approximately 44,000 primary customers in the quarter and growing net core customer lending by €0.5 billion. The return on equity, based on a 13.5% common equity Tier 1 ratio, was 17.1% for the quarter and 17.9% for the full - year 2019. Underlying result before tax - Retail Germany (in ¨ million) 400 300 200 100 0 289 248 268 201 241 4Q2018 1Q2019 2Q2019 3Q2019 4Q2019 Total underlying income was €471 million, down 3.3% from the fourth quarter of 2018. The decrease was mainly due to "Retail Challengers & Growth Markets maintained their strong commercial momentum in the fourth quarter of 2019. We added 188,000 primary customers, particularly in Germany, Australia, Poland and Romania. "We continue to invest to strengthen regulatory compliance and our ability to counter financial and economic crime across all countries. “C&G recorded another solid quarter in 4Q2019 with a profit before tax of €447 million and a return on equity of 11.8%. Net customer lending grew by €10.9 billion, or 6% during 2019, of which €2.5 billion was added in the fourth quarter. "Our diversification strategy is paying oﬀ, as we increased the total C&G fee income by 11% for the full - year 2019. Maintaining cost discipline remains a key priority." Aris Bogdaneris , Member Management Board Banking, Head of Challengers & Growth Markets Retail Challengers & Growth Markets

12 ING Press Release 4Q2019 Segment Reporting: Wholesale Banking Segment Reporting: Retail Banking lower income on savings, partly compensated by higher income on lending. Compared with the third quarter of 2019, total income declined by €38 million. This was mainly attributable to two factors: lower income on savings due to lower interest margins, and lower income on mortgages due to a one - oﬀ adjustment on amortised mortgage commissions. Total customer lending grew by €0.1 billion in the fourth quarter of 2019 to €86.7 billion. Net core lending, which excludes Treasury products, grew by €0.5 billion and was fully attributable to mortgages. Customer deposits rose by €1.4 billion to €138.5 billion. Excluding Treasury, net customer deposits increased by €1.6 billion, almost fully driven by current accounts, reflecting normal seasonality. Operating expenses increased by €8 million, or 3.3%, from the fourth quarter of 2018, mainly due to higher KYC - related expenses and costs to support business growth. Compared with the previous quarter, operating expenses increased by €3 million, mainly due to higher regulatory costs. Fourth - quarter 2019 risk costs amounted to a €23 million net release from loan loss provisions compared with net releases of €45 million in the fourth quarter of 2018 and €7 million in third quarter of 2019. Fourth - quarter 2019 risk costs included releases related to model updates for mortgages and consumer lending. The fourth quarter of 2018 included a €52 million release in the consumer lending portfolio. Risk - weighted assets decreased by €0.3 billion in the fourth quarter to €26.1 billion due to positive risk migration and lower operational risk - weighted assets, partially oﬀset by lending volume increases. Retail Other Challengers & Growth Markets The fourth - quarter 2019 underlying result before tax of Retail Other Challengers & Growth Markets was €206 million, up from €158 million one year ago. The increase was driven by higher income and lower risk costs, but expenses increased. Compared with the third quarter of 2019, the underlying result before tax decreased by €85 million. The decrease was mainly attributable to the €93 million dividend from the Bank of Beijing, which was recorded in the previous quarter. Excluding this dividend, the pre - tax result rose by €8 million. This was mainly driven by higher net interest income and achieved despite higher risk costs. The total number of primary customers grew by approximately 144,000 in the fourth quarter of 2019, while net core lending increased by €1.9 billion. The return on equity, based on a 13.5% common equity Tier 1 ratio, was 9.0% in the fourth quarter of 2019 and 10.5% for the full - year 2019. Underlying result before tax - Retail Other Challengers & Growth Markets (in ¨ million) 400 300 200 100 0 213 225 206 291 158 4Q2018 1Q2019 2Q2019 3Q2019 4Q2019 Total underlying income grew 2 . 9 % to € 875 million compared with the fourth quarter of 2018 . This was driven by continued strong results in most countries, reflecting higher volumes at stable margins and an 18.0% increase in net fee and commission income, whereas the year - ago quarter included a higher contribution from ING Bank's stake in TMB due to one - oﬀs. Compared with the third quarter of 2019, underlying income decreased by €72 million, mainly due to the annual Bank of Beijing dividend that was recorded in the previous quarter. Excluding this dividend, underlying income increased by €21 million, mainly due to higher net interest income on savings and current accounts in the non - eurozone countries. Customer lending grew by €2.5 billion in the fourth quarter to €99.0 billion. Excluding currency impacts and Treasury, net core lending grew by €1.9 billion, of which €1.6 billion was in residential mortgages. Australia, Spain and Poland were the main contributors to the net core lending growth, while lending in Italy declined. Customer deposits increased by €2.6 billion to €132.5 billion. Net customer deposits (excluding currency impacts and Treasury) grew by €2.0 billion, driven by net inflows mainly in Poland, Spain and Romania. Operating expenses increased by €33 million from a year ago to €572 million in the fourth quarter of 2019. This increase was mainly due to business growth and the implementation of bank - wide regulatory programmes, including KYC. Sequentially, operating expenses fell by €4 million as an increase in regulatory costs and higher expenses for KYC, business growth and strategic projects was compensated by the impact of the €40 million of legal provisions recorded in the third quarter of 2019. Fourth - quarter 2019 risk costs were €97 million, down from €152 million in the year - ago quarter, which included model updates in Spain and Romania as well as negative risk migration under IFRS 9 in Turkey. Sequentially, risk costs increased by €17 million. This was mainly visible in Turkey and Poland, while Romania recorded a decline. Risk - weighted assets increased by €1.6 billion in the fourth quarter of 2019 to €52.0 billion. The increase was mainly due to higher lending volumes and an increased RWA related to our equity stakes in Asia, partially oﬀset by positive risk migration.

13 ING Press Release 4Q2019 Segment Reporting: Wholesale Banking In the fourth quarter of 2019, the underlying result before tax of Wholesale Banking was €236 million, down from €547 million one year ago. The decrease mainly reflects elevated risk costs, primarily caused by various large individual new files and additions to existing files, as well as higher expenses. Lower income in Lending and Financial Markets was partly oﬀset by higher income in Treasury & Other. Sequentially, the underlying result before tax of Wholesale Banking was €340 million lower. This is mainly explained by the higher net addition to loan loss provisions, the contribution to the annual Dutch bank tax, and lower results in Financial Markets in the fourth quarter of 2019. Consequently, the return on equity, based on a 13.5% common equity Tier 1 ratio, declined to 2.9% in the fourth quarter of 2019. The full - year 2019 return on equity declined to 6.8% from 9.4% in the full - year 2018. Underlying result before tax - Wholesale Banking (in ¨ million) 1,000 800 600 400 200 0 465 576 236 547 553 4Q2018 1Q2019 2Q2019 3Q2019 4Q2019 "The fourth - quarter results for Wholesale Banking show that conditions remain challenging in our markets. However, we remained focused on providing our clients with a diﬀerentiating experience and progressed in countering financial and economic crime. "Substantially higher risk costs and operating expenses drove the underlying result before tax down to €236 million. The quarter was marked by a high amount of provisions for existing and new defaulted files, including a suspected external fraud case. Operating expenses included the annual Dutch bank tax as well as an increase for KYC and IT. "In 2019, we closed more than twice the amount of sustainable finance deals than we did last year. We played a key role as green finance advisor, arranger and lender in the €1.1 billion syndicated green loan for Italo, the Italian private high - speed rail operator. This was the largest green loan issued within the global transportation sector so far. We also helped draft a framework that stipulates sustainable investments for Norwegian bank SR - Boligkreditt’s €500 million first green covered bond.” Isabel Fernandez , Member Management Board Banking, Head of Wholesale Banking Wholesale Banking In € million 4Q2019 4Q2018 4Q2019 4Q2018 4Q2019 4Q2018 4Q2019 4Q2018 4Q2019 4Q2018 Profit or loss Net interest income 1,025 985 677 668 191 202 119 112 38 3 Net fee and commission income 303 295 132 140 137 132 16 17 18 7 Investment income - 5 - 1 2 6 0 1 0 0 - 3 0 - 2 - 126 Other income - 2 212 - 35 109 11 16 15 48 7 39 Total underlying income 1,322 1,367 774 918 339 351 147 176 61 - 77 Expenses excl. regulatory costs 689 651 236 216 177 151 206 205 69 79 Regulatory costs 142 119 69 49 19 13 42 47 12 10 Operating expenses 831 770 306 265 196 165 248 251 81 90 Gross result 490 597 468 653 143 186 - 101 - 75 - 20 - 167 Addition to loan loss provisions 254 50 131 46 112 - 4 0 2 11 6 Underlying result before tax 236 547 337 607 31 190 - 101 - 78 - 31 - 173 Customer lending/deposits (end of period, in € billion) Residential mortgages 0.8 0.9 0.0 0.0 0.0 0.0 0.0 0.0 0.8 0.9 Other customer lending 178.1 175.7 140.1 138.6 32.0 30.9 1.4 1.5 4.6 4.7 Customer deposits 63.5 63.1 0.5 0.6 54.0 51.4 4.6 4.3 4.4 6.9 Profitability and efficiency 1) Cost/income ratio 62.9% 56.3% 39.5% 28.9% 57.9% 46.9% 168.5% 142.8% 132.6% n . a. Return on equity based on 13.5% CET1 2) 2.9% 8.3% 7.4% 13.4% 2.5% 15.7% - 11.2% - 8.6% - 15.2% - 28.3% Employees (internal FTEs, end of period) 13,701 12,899 Risk 1) Risk costs in bps of average customer lending 56 11 37 13 112 - 4 6 70 82 30 Risk costs in bps of average RWA 68 13 54 19 184 - 6 1 5 47 25 Risk - weighted assets (end of period, in € billion) 155.1 150.1 101.9 95.7 25.2 25.3 18.7 19.7 9.2 9.5 Wholesale Banking: Consolidated profit or loss account Total Wholesale Banking L ending Daily Banking & Trade Finance Financial Markets 3) Treasury & Other 1) Key figures based on underlying figures 2) Underlying after - tax return divided by average equity based on 13.5% of RWA (annualised) 3) Return on equity of ING's total Financial Markets activities (including Retail Banking) was - 6.6% in 4Q2019 and - 4.6% in 4Q2018

14 ING Press Release 4Q2019 Segment Reporting: Wholesale Banking Net core lending (excluding Treasury, currency impacts and the lease run - oﬀ portfolio) declined by €0.6 billion in the fourth quarter of 2019. This was mainly caused by Lending due to repayments. This was partly oﬀset by an increase in Daily Banking & Trade Finance, predominantly in Trade Commodity Finance. Net customer deposits declined by €1.9 billion. The decline was primarily visible in Payments & Cash Management and Financial Markets, while higher client balances in Bank Mendes Gans provided a partial oﬀset. Total underlying income was €1,322 million, down 3.3% year - on - year, predominantly due to lower income in Lending and Financial Markets, whereas income in Treasury & Other rose. In addition, in the fourth quarter of 2018, Lending had benefited from a €101 million gain on an equity - linked bond transaction in Belgium, while a €123 million loss on the intended sale of an Italian lease run - oﬀ portfolio had been reported under Treasury & Other. On a sequential basis, total income fell 2.7%, mainly on the back of lower results in Financial Markets. Net interest income increased 4.1% compared with the fourth quarter of 2018, mostly driven by Treasury & Other. Only Daily Banking & Trade Finance recorded a year - on - year decline in net interest income. On a sequential basis, net interest income rose 9.3%, mainly attributable to higher interest results in Lending, Financial Markets and Treasury. The increase in Lending primarily reflects one - oﬀs on some specific customers. Net fee and commission income increased 2.7% year - on - year, mainly driven by Payments & Cash Management, Trade Commodity Finance and Corporate Finance. Sequentially, total fee and commission income rose 3.1% given a higher number of syndicated deals in Lending, increased deal activity in Corporate Finance, as well as higher fees in Trade Commodity Finance. This was largely oﬀset by a decline in Financial Markets, primarily due to a €14 million reclassification from 'commissions paid' to 'other income' in the third quarter of 2019 and lower fees in Global Capital Markets the fourth quarter. Investment income improved by €121 million year - on - year to € - 5 million in the fourth quarter of 2019. The improvement was due to the aforementioned €123 million loss on the intended sale of an Italian lease run - oﬀ portfolio that had been recorded in the fourth quarter of 2018. The sale was completed on 1 July 2019. Sequentially, investment income was €6 million lower. Total other income was € - 2 million, down from €212 million in the fourth quarter of 2018. The decline resulted primarily from negative model valuation adjustments and negative marked - to - market movements on hedges in Financial Markets, as well as a negative revaluation result on a loan in Lending in this quarter, whereas the fourth quarter of 2018 had included the aforementioned €101 million gain on an equity - linked bond transaction reported in Lending. Sequentially, other income fell by €129 million, mainly in Financial Markets and Lending, also reflecting the aforementioned items. Operating expenses rose year - on - year by €61 million, or 7.9%, partly due to a higher contribution to the annual Dutch bank tax as well as currency movements. Excluding regulatory expenses and currency impacts, operating expenses grew by €29 million, or 4.4%. The increase was mainly attributable to higher KYC, IT and staﬀ - related costs (the year - ago quarter had recorded lower performance related expenses), partly oﬀset by continued cost - eﬃciency measures. Sequentially, expenses excluding regulatory costs rose by €32 million, mainly driven by inflation, IT expenses, higher KYC - related costs and currency impacts. Fourth - quarter 2019 risk costs amounted to €254 million (or 56 basis points of average customer lending), up from a low €50 million in the fourth quarter of 2018 and €116 million in the previous quarter. In the fourth quarter of 2019, risk costs were primarily impacted by various large individual files, including a sizeable provision for a suspected external fraud case. Risk - weighted assets increased in the fourth quarter of 2019 by €9.7 billion to €155.1 billion, as we have taken already in this quarter part of the expected supervisory impact on RWA. This was partly oﬀset by lower operational risk - weighted assets, positive risk migration and currency impacts. Lending Underlying result before tax - Lending (in ¨ million) 800 600 400 200 0 396 448 337 607 416 4Q2018 1Q2019 2Q2019 3Q2019 4Q2019 The underlying result before tax of Lending was €337 million, down 44.5% from the fourth quarter of 2018 due to lower income (mostly caused by a €101 gain on an equity - linked bond transaction recorded in the fourth quarter of last year) combined with higher expenses and increased risk costs. On a sequential basis, the underlying result before tax decreased 14.9%, primarily caused by higher expenses due to the inclusion of the annual Dutch bank tax in the fourth quarter of 2019. Net core lending (excluding currency eﬀects) decreased by €2.0 billion in the fourth quarter of 2019, mainly attributable to year - end balance - sheet optimisation by clients and repayments on some large term loans. Total income was €774 million and fell €144 million from the fourth quarter of 2018. The decrease was primarily due to a €144 million decline in other income, as the current quarter included a negative revaluation of a Belgian loan of €32 million, while the year - ago quarter included the aforementioned €101 million gain on a bond transaction in Belgium . Moreover, net fee and commission income dropped slightly . Sequentially, income increased 4 . 0% , predominantly reflecting higher net interest income, which increased by € 44 million, or 7 . 0% , as it was supported by significant

15 ING Press Release 4Q2019 Segment Reporting: Wholesale Banking one - oﬀs on some specific customers. Additionally, net fee and commission income increased (supported by higher deal activity), while other income declined due to negative revaluation results. Compared with the fourth quarter of 2018, total expenses rose 15.5%. Excluding regulatory costs, expenses increased 9.3%, mostly due to higher KYC - related expenses, while lower performance - related expenses had been recorded in the fourth quarter of 2018. Sequentially, expenses increased by €87 million, mainly due to €69 million of regulatory costs recorded in the fourth quarter. Excluding regulatory costs, expenses were up 7.8% due to higher staﬀ - related costs and the KYC enhancement programme. Risk costs amounted to €131 million and primarily included some larger files in the Americas and Belgium. This compares with €46 million in the year - ago quarter and €129 million in the previous quarter. Daily Banking & Trade Finance Underlying result before tax - Daily Banking & Trade Finance (in ¨ million) 0 100 200 300 162 31 116 190 167 4Q2018 1Q2019 2Q2019 3Q2019 4Q2019 Daily Banking & Trade Finance (DB&TF) posted an underlying result before tax of €31 million, down from €190 million in the year - ago quarter due to significantly higher risk costs (after a small release in the fourth quarter of 2018), higher regulatory expenses and a slight drop in income. Sequentially, the pre - tax result was down by €136 million, primarily due to the elevated risk costs and seasonally higher regulatory expenses. Total income decreased 3.4% year - on - year, mainly due to lower margins and fee income in Trade Finance Services, as well as lower income in Trade & Commodity Finance (reflecting lower oil prices) and Payments & Cash Management. This was only partly compensated by higher income in Bank Mendes Gans stemming from higher balances and strong interest margins. Compared with the previous quarter, income increased 1.2%, mainly attributable to higher interest and fee income in Trade & Commodity Finance. Net core lending (excluding currency eﬀects) increased by €1.5 billion in the fourth quarter of 2019, predominantly in Trade & Commodity Finance and partly due to higher oil prices. Expenses increased 18.8% year - on - year, and were negatively impacted by a €14 million reallocation of costs between Lending and DB&TF in the year - ago quarter, as well as higher regulatory costs. Adjusted for these impacts, expenses rose 7.3%, reflecting investments in Payvision, KYC - related costs and regulatory changes (including PSD2). Sequentially, expenses rose by €24 million as regulatory costs were €16 million higher. Excluding regulatory costs, expenses grew 4.7%. Risk costs amounted to €112 million for the fourth quarter of 2019 compared to € - 4 million in the fourth quarter of 2018 and € - 5 million in the prior quarter. Risk costs in the current quarter mainly reflect additions for some larger files in Trade & Commodity Finance, including a sizeable provision for a suspected external fraud case. The net release in the third quarter of 2019 was mainly related to a release in Belgium. Financial Markets Underlying result before tax - Financial Markets (in ¨ million) - 150 - 75 0 75 - 33 33 - 20 - 78 - 101 4Q2018 1Q2019 2Q2019 3Q2019 4Q2019 Financial Markets recorded an underlying result before tax of € - 101 million compared with € - 78 million in the fourth quarter of 2018 and €33 million in the third quarter of 2019. Despite higher net revenues in the Rates, Credit Trading and Global Capital Markets businesses, income was €29 million lower than in the fourth quarter of 2018. The decrease was mainly caused by negative valuation adjustments and negative marked - to - market movements on hedges (€ - 74 million in this quarter versus € - 4 million in the same quarter of last year and € - 25 million in the third quarter of 2019). The fourth - quarter 2019 valuation adjustments include a €37 million negative impact from a revised basis for FVA calculation in this quarter, which will better reflect liquidity risk. Excluding these valuation adjustments, income was €41 million higher than in the year - ago quarter. Compared with the third quarter of 2019 , income fell by € 85 million . This was mostly due to the aforementioned negative valuation adjustments and MtM movements . In addition, net revenues in Client Trading declined, as the non - fixed income businesses were impacted by low volatility and credit spreads, and challenging global market conditions. Operating expenses decreased 1.2% year - on - year, due to lower regulatory costs. Compared with the previous quarter, expenses rose by €49 million, mainly due to €41 million of higher regulatory costs. Excluding regulatory costs, expenses increased 4.0% due to higher staﬀ costs and IT expenses.

16 ING Press Release 4Q2019 Segment Reporting: Corporate Line Segment Reporting: Wholesale Banking 100 0 - 100 - 200 - 300 Treasury & Other Underlying result before tax - Treasury & Other (in ¨ million) - 34 - 37 - 21 - 31 - 173 4Q2018 1Q2019 2Q2019 3Q2019 4Q2019 Treasury & Other recorded an underlying result before tax of € - 31 million versus € - 173 million in the fourth quarter of 2018 and € - 21 million in the previous quarter. Income increased to €61 million from € - 77 million a year ago, reflecting the sale of an equity stake in Corporate Investments and higher net fee and commission income in Corporate Finance (due to increased deal activity) in this quarter, as well as a € - 123 million loss on the intended sale of an Italian Lease run - oﬀ portfolio which had been recorded in the fourth quarter of 2018. Sequentially, total income increased by €12 million. This was driven by higher Treasury income — caused by higher hedge ineﬀectiveness results and MtM movements on derivatives — and higher Corporate Finance fees. Operating expenses fell by €9 million year - on - year and increased by €3 million compared with the previous quarter. The fourth quarter of 2018 had included impairments on a real estate run - oﬀ portfolio and a one - oﬀ pension charge in the UK. Risk costs showed a net addition of €11 million for the quarter, up from €6 million in the fourth quarter of 2018 and a net release of €8 million in the previous quarter. The higher risk costs in the fourth quarter of 2019 were mainly related to the General Lease portfolio, whereas a release in this portfolio was recorded in the third quarter of 2019.

Segment Reporting: Corporate Line

Corporate Line: Consolidated profit or loss account		
In € million	4Q2019	4Q2018
Profit or loss		
Net interest income	109	93
Net fee and commission income	0	0
Investment income	7	1
Other income	-45	-19
Total underlying income	**71**	**75**
Expenses excl. regulatory costs	66	61
Regulatory costs	0	0
Operating expenses	**66**	**61**
Gross result	**5**	**14**
Addition to loan loss provisions	0	-1
Underlying result before tax	**5**	**15**
of which:		
Income on capital surplus	7	-4
Foreign currency exchange ratio hedging	134	140
Other Group Treasury	-79	-64
Group Treasury	61	71
Other Corporate Line	-56	-56

Corporate Line posted an underlying result before tax of €5 million in the fourth quarter of 2019 compared with €15 million in the fourth quarter of 2018. Underlying income decreased to €71 million from €75 million one year ago. The deterioration was primarily in other income due to negative hedge ineffectiveness on issued debt and a negative revaluation result on a prepayment swap for externally sold securitised mortgages. This was partly offset by an increase in net interest income due to the run-off in the legacy funding portfolio and higher income on capital surplus. Operating expenses increased by €5 million, mainly due to higher KYC-related expenses and an IT-related impairment. These factors were partly offset by the recognition of a higher value-added tax (VAT) refund compared with the fourth quarter of 2018 and the release of a provision related to a reinsurance entity in the fourth quarter of 2019.

Compared with the third quarter of 2019, which was also supported by a VAT refund, the underlying result before tax declined by €30 million. Income fell by €13 million, primarily due to lower income from foreign currency exchange ratio hedging. Operating expenses increased by €17 million, mainly due to higher shareholder expenses and an IT-related impairment.

In the fourth quarter of 2019, the Group Treasury-related underlying result before tax was €61 million compared with €71 million in the same quarter of the previous year. The income on capital surplus was €7 million in the fourth quarter of 2019 versus €-4 million one year ago, mainly due to a higher result from the capital allocation to the business units, which was only partly offset by higher solvency costs. The foreign currency exchange ratio hedging result was €134 million in the fourth quarter of 2019 versus €140 million in the fourth quarter of 2018. The €6 million decrease was mainly due to a lower capital charge received from ING's non-eurozone entities. The underlying pre-tax result of Other Group Treasury amounted to €-79 million versus €-64 million in the year-ago quarter and includes the isolated legacy costs (mainly negative interest results) caused by the replacement of short-term funding with long-term funding during 2012 and 2013. The deterioration in pre-tax result of Other Group Treasury versus the fourth quarter of 2018 was mainly due to negative hedge ineffectiveness on issued debt and a negative revaluation result on a prepayment swap for externally sold securitised mortgages, which was only partly offset by the run-off in the legacy funding portfolio.

The Other Corporate Line result before tax, which includes items such as shareholder expenses and unallocated income and other expenses, was unchanged at €-56 million. The increase compared with a year ago was due to the recognition of a higher VAT refund coupled with a provision release related to a reinsurance entity in the fourth quarter of 2019, offset by an IT-related impairment and higher KYC-related expenses.

ING Press Release 4Q2019 17

Consolidated Balance Sheet

Consolidated balance sheet							
in € million	31 Dec. 19	30 Sep. 19	31 Dec. 18		31 Dec. 19	30 Sep. 19	31 Dec. 18
Assets				**Liabilities**			
Cash and balances with central banks	53,202	54,936	49,987	Deposits from banks	34,826	38,173	37,330
Loans and advances to banks	35,136	36,205	30,422	Customer deposits	574,433	574,246	555,812
Financial assets at fair value through profit or loss	96,187	121,985	120,486	- savings accounts	326,942	327,010	322,795
- trading assets	49,254	57,641	50,152	- credit balances on customer accounts[1]	224,022	219,227	205,053
- non-trading derivatives	2,257	2,534	2,664	- corporate deposits[1]	22,329	26,426	26,920
- designated as at fair value through profit or loss	3,076	3,058	2,887	- other	1,140	1,583	1,044
- mandatorily at fair value through profit or loss	41,600	58,751	64,783	Financial liabilities at fair value through profit or loss	77,942	100,970	92,693
Financial assets at fair value through OCI	34,468	34,976	31,223	- trading liabilities	28,042	32,315	31,215
- equity securities fair value through OCI	2,306	2,191	3,228	- non-trading derivatives	2,215	3,112	2,299
- debt securities fair value through OCI	30,483	30,944	25,616	- designated as at fair value through profit or loss	47,684	65,543	59,179
- loans and advances fair value through OCI	1,680	1,841	2,379	Other liabilities	14,766	18,663	15,983
Securities at amortised cost	46,108	45,371	47,276	Debt securities in issue	118,528	119,921	119,751
Loans and advances to customers	611,765	612,787	592,196	Subordinated loans	16,588	16,007	13,724
- customer lending	616,355	617,346	596,687	**Total liabilities**	**837,082**	**867,981**	**835,295**
- provision for loan losses	-4,590	-4,559	-4,491				
Investments in associates and joint ventures	1,790	1,441	1,203	**Equity**			
Property and equipment	3,172	3,100	1,659	Shareholders' equity	53,769	53,512	50,932
Intangible assets	1,916	1,939	1,839	Non-controlling interests	893	899	803
Other assets	7,999	9,651	9,476	**Total equity**	**54,662**	**54,410**	**51,735**
Assets held for sale	0	0	1,262				
Total assets	**891,744**	**922,391**	**887,030**	**Total liabilities and equity**	**891,744**	**922,391**	**887,030**

[1] Comparable amounts have been restated to conform to the current year-end presentation.

ING Group's total balance sheet decreased by €30.6 billion to €891.7 billion in the fourth quarter of 2019, including €2.7 billion of negative currency impacts. The decrease was primarily due to lower financial assets at fair value through profit or loss. The main decrease on the liability side was in financial liabilities at fair value through profit or loss, approximately mirroring the development on the asset side of the balance sheet.

Net core customer lending increased by €2.0 billion in the fourth quarter of 2019, while the net growth in customer deposits was €2.5 billion. ING Group's loan-to-deposit ratio was 1.06 at the end of 2019.

Cash and balances with central banks

Cash and balances with central banks decreased by €1.7 billion to €53.2 billion.

Loans and advances to and deposits from banks

Loans and advances to banks decreased by €1.1 billion to €35.1 billion. Deposits from banks decreased by €3.3 billion to €34.8 billion.

Financial assets/liabilities at fair value through profit or loss

Financial assets at fair value through profit or loss decreased by €25.8 billion to €96.2 billion, mainly due to €17.2 billion of lower financial assets mandatorily at fair value through profit or loss (reverse repos), while trading assets declined by €8.4 billion (largely derivatives). The reduction was caused due to less demand of clients for short-term funding and a reduction in demand for repo loans structures. Financial liabilities at fair value through profit or loss decreased by €23.0 billion, approximately mirroring the development on the asset side of the balance sheet, with €17.9 billion of lower designated financial liabilities at fair value through profit or loss (predominantly repo activity) and €4.3 billion of lower trading liabilities (derivatives). Financial assets and liabilities at fair value through profit or loss consist predominantly of derivatives, securities and (reverse) repos, and are mainly used to facilitate client needs.

Loans and advances to customers

Loans and advances to customers decreased by €1.0 billion to €611.8 billion, fully due to customer lending. When adjusted for €1.5 billion of negative currency impacts, customer lending increased by €0.5 billion. When also adjusted for a €0.6 billion decline in short-term Treasury lending, a €0.6 billion negative valuation adjustment in hedged mortgages, and a €0.3 billion decline in the WUB and Lease run-off portfolios, net core lending increased by €2.0 billion. Retail Banking was up by €2.6 billion, of which €1.9 billion was in residential mortgages (driven by increases in the Challengers & Growth Markets). Wholesale Banking was €0.6 billion lower, as a €2.0 billion decrease in the product group Lending was partly offset by a €1.3 billion increase in the Trade & Commodity Finance business (within Daily Banking & Trade Finance).

18

ING Press Release 4Q2019

Consolidated Balance Sheet

Other assets/liabilities

Other assets decreased by €1.7 billion and other liabilities decreased by €3.9 billion. Both decreases were mainly due to lower financial transactions pending settlement.

Customer deposits

Customer deposits increased by €0.2 billion to €574.4 billion. When adjusted for €0.7 billion of positive currency impacts and a €3.0 billion decrease in Treasury deposits, the net production of customer deposits was €2.5 billion. In Retail Banking, net customer deposits increased by €4.4 billion, with €6.3 billion of higher balances in current accounts only partly offset by €1.9 billion of lower savings and deposits. Net customer deposits in Wholesale Banking declined by €1.9 billion, including a €1.1 billion decline in Financial Markets (attributable to money markets activities) and €0.8 billion of lower balances in Payments & Cash Management.

Debt securities in issue

Debt securities in issue decreased by €1.4 billion to €118.5 billion. Certificates of deposit/commercial paper (CD/CPs) increased by €3.5 billion, while other debt securities, mainly long-term debt, decreased by €4.9 billion due to regular debt maturities.

Subordinated loans

Subordinated loans increased by €0.6 billion to €16.6 billion, mainly reflecting the €1.0 billion issuance of fixed-rate subordinated Tier 2 instruments on 13 November 2019 and partly offset by currency impacts.

Shareholders' equity

Shareholders' equity increased by €0.3 billion to €53.8 billion. This mainly reflects the fourth-quarter 2019 net result of €880 million and €110 million of unrealised revaluations of equity securities, which were only partly offset by a decrease of the cashflow hedge reserve by €551 million driven by interest rate movements and €264 million of negative exchange rate differences.

Shareholders' equity per share increased to €13.80 as of 31 December 2019 from €13.74 as of 30 September 2019.

Annual development consolidated balance sheet

In 2019, ING Group's total balance sheet increased by €4.7 billion, including €3.1 billion of positive currency impacts.

Loans and advances to customers rose by €19.6 billion. Also contributing to the higher balance sheet were increases in loans and advances to banks (€4.7 billion), financial assets through OCI (€3.2 billion) and in cash and balances with central banks (also by €3.2 billion). These increases were partly offset by €24.3 billion of lower financial assets at fair value through profit or loss. Assets held for sale declined by €1.3 billion to nil, reflecting the sale of an Italian lease run-off portfolio that was completed on 1 July 2019. The full-year 2019 net core lending growth was €17.2 billion, which excludes €2.1 billion of positive currency impacts, a €1.5 billion increase in Treasury lending and valuation-adjustment-hedged mortgages, and a €1.2 billion decline in the WUB and Lease run-off portfolios.

On the liability side of the balance sheet, customer deposits increased by €18.6 billion; this growth was largely offset by €14.8 billion of lower financial liabilities at fair value through profit or loss. The net growth in customer deposits, excluding currency impacts and Treasury, was €23.4 billion.

Shareholders' equity increased by €2.8 billion in 2019. The €4,781 million net result over 2019 was partly offset by €2,650 million of dividends paid in 2019 (of which €1,714 million was attributable to the 2018 final dividend paid in May 2019). Shareholders' equity per share increased to €13.80 on 31 December 2019 from €13.09 on 31 December 2018.

Change in shareholders' equity

in € million	4Q2019	3Q2019
Shareholders' equity beginning of period	**53,512**	**52,598**
Net result for the period	880	1,344
Unrealised revaluations of equity securities	110	-172
Unrealised revaluations of debt instruments	-22	-13
Realised gains/losses debt instruments transferred to profit or loss	5	-4
Change in cashflow hedge reserve	-551	324
Realised and unrealised other revaluations	4	16
Change in liability credit reserve	-27	-5
Defined benefit remeasurement	84	-2
Exchange rate differences	-264	350
Change in treasury shares	-4	2
Change in employee stock options and share plans	8	8
Changes in the composition of the group	24	0
Dividend	0	-935
Other changes	11	0
Total changes	**258**	**913**
Shareholders' equity end of period	**53,769**	**53,512**

Shareholders' equity

in € million	31 Dec. 19	30 Sep. 19
Share premium/capital	17,117	17,116
Revaluation reserve equity securities	1,580	1,470
Revaluation reserve debt instruments	299	315
Revaluation reserve cashflow hedge	1,208	1,759
Other revaluation reserves	253	249
Defined benefit remeasurement reserve	-336	-420
Currency translation reserve	-2,079	-1,815
Treasury shares	-10	-5
Liability credit reserve	-114	-88
Retained earnings and other reserves	31,071	31,029
Net result year to date	4,781	3,901
Total	**53,769**	**53,512**

ING Press Release 4Q2019

19

Risk Management

ING Group: Total credit outstandings[1]						
	Credit outstandings		Stage 3 - credit impaired[2]		Stage 3 ratio	
in € million	31 Dec. 2019	30 Sep. 2019	31 Dec. 2019	30 Sep. 2019	31 Dec. 2019	30 Sep. 2019
Residential mortgages Netherlands	115,083	115,686	755	724	0.7%	0.6%
Other lending Netherlands	44,739	45,538	1,363	1,513	3.0%	3.3%
of which business lending Netherlands	26,376	26,673	1,066	1,216	4.0%	4.6%
Residential mortgages Belgium	41,123	40,732	1,049	997	2.6%	2.4%
Other lending Belgium	57,605	56,167	1,646	1,589	2.9%	2.8%
of which business lending Belgium	44,469	44,115	1,341	1,347	3.0%	3.1%
Retail Benelux	**258,550**	**258,122**	**4,813**	**4,823**	**1.9%**	**1.9%**
Residential mortgages Germany	75,080	74,658	339	356	0.5%	0.5%
Other lending Germany	17,747	12,923	244	240	1.4%	1.9%
Residential mortgages Other C&G Markets	70,234	68,167	515	528	0.7%	0.8%
Other lending Other C&G Markets	32,601	31,906	1,383	1,355	4.2%	4.2%
Retail Challengers & Growth Markets	**195,662**	**187,655**	**2,482**	**2,480**	**1.3%**	**1.3%**
Lending	163,051	171,509	2,257	2,758	1.4%	1.6%
Daily Banking & Trade Finance	69,821	67,594	433	352	0.6%	0.5%
Financial Markets	5,776	4,197	0	-	0.0%	0.0%
Treasury & Other	7,575	13,782	166	159	2.2%	1.2%
Wholesale Banking	**246,223**	**257,082**	**2,856**	**3,268**	**1.2%**	**1.3%**
Total loan book	**700,434**	**702,859**	**10,151**	**10,571**	**1.4%**	**1.5%**

[1] Lending and money market credit outstandings, including guarantees and letters of credit, but excluding undrawn committed exposures (off-balance positions) and Corporate Line.
[2] Stage 3 credit-impaired as per 30 September 2019 adjusted downwards by €548 million.

ING Group's Stage 3 ratio decreased to 1.4% in the fourth quarter of 2019.

Credit risk management

ING Group's Stage 3 ratio, which represents Stage 3 credit-impaired assets as a percentage of total credit outstandings, decreased to 1.4% in the fourth quarter of 2019 from 1.5% in the previous quarter.

The Stage 3 ratio for Retail Banking remained stable, whereas the Stage 3 ratio for Wholesale Banking decreased. The Stage 3 ratio for Wholesale Banking Lending declined to 1.4% from 1.6% at the end of September 2019, partly due to the write-off of some larger files.

ING Group's stock of provisions remained stable in the fourth quarter of 2019 at €4.6 billion. The Stage 3 coverage ratio increased to 32.2% from 30.8% in the previous quarter.

ING Group's loan portfolio consists predominantly of asset-based and secured loans, including residential mortgages, project and asset-based finance, and real estate finance.

Market risk

In the fourth quarter of 2019, the average Value-at-Risk (VaR) for ING Group's trading portfolio increased to €11 million from €5 million in the previous quarter. Compared with the third quarter of 2019, the minimum of the total overnight VaR increased to €8 million from €4 million, and the maximum rose to €15 million from €7 million.

Consolidated VaR trading books				
in € million	Minimum	Maximum	Average	Quarter-end
Foreign exchange	1	3	1	1
Equities	1	1	1	1
Interest rate	7	13	10	12
Credit spread	4	6	5	5
Diversification			-6	-5
Total VaR[1]	**8**	**15**	**11**	**13**

[1] The total VaR for the columns Minimum and Maximum cannot be calculated by taking the sum of the individual components since the observations for both the individual markets as well as for total VaR may occur on different dates.

Stock of provisions[1]			
in € million	31 Dec. 2019	30 Sep. 2019	Change
Stage 1 12-month ECL	490	504	-14
Stage 2 Lifetime ECL not credit impaired	881	860	21
Stage 3 Lifetime ECL credit impaired	3,273	3,258	15
Purchased credit impaired	1	2	-1
Total	**4,645**	**4,624**	**21**

[1] At the end of December 2019, the stock of provisions included provisions for loans and advances to central banks (€1 million), loans and advances to banks (€9 million), financial assets at FVOCI (€10 million), securities at amortised cost (€10 million), provisions for loans and advances to customers (€4,590 million) and provisions for contingent liabilities (credit replacements) recorded under Provisions (€25 million).

20 ING Press Release 4Q2019

21 ING Press Release 4Q2019 Risk Management Non - financial risk As previously disclosed, after our September 2018 settlement with Dutch authorities concerning Anti - Money Laundering (AML) matters, and in the context of significantly increased attention on the prevention of financial economic crime, ING has experienced heightened scrutiny by authorities in various countries. The interactions with such regulatory and judicial authorities have included, and can be expected to continue to include, onsite visits, information requests, investigations and other enquiries. Such interactions, as well as ING’s internal assessments in connection with its global enhancement programme, have in some cases resulted in satisfactory outcomes, and also have resulted in, and may continue to result in, findings, or other conclusions which may require appropriate remedial actions by ING, or may have other consequences. We intend to continue to work in close cooperation with authorities as we seek to improve our management of non - financial risks in terms of policies, tooling, monitoring, governance, knowledge and behaviour . ING is also aware, including as a result of media reports, that other parties, among other things, review the settlement process, may seek to commence legal proceedings against ING in connection with the subject matter of the settlement, have filed or may file requests to reconsider the Prosecutor’s decision to enter into the settlement agreement with ING and not to prosecute ING or (former) ING employees in court, or have filed or may file requests for disciplinary proceedings against ING employees based on the Dutch Bankers Oath. Also as previously disclosed in March 2019, ING was informed by the Banca d’Italia of their report containing their conclusions regarding shortcomings in AML processes at ING’s Italian branch, which was prepared based on an inspection conducted from October 2018 until January 2019. ING Italy has been engaged in discussions with Banca d’Italia and Italian judiciary authorities. In February 2020, the Italian court confirmed and approved a plea bargain agreement with the Italian judiciary authorities. As a consequence, ING Italy has paid an administrative fine and disgorgement of profit. In addition, in February 2020 , the Banca d’Italia imposed an administrative fine on ING Italy . Both amounts were already provisioned in previous quarters . In line with the enhancement programme announced in 2018, ING is taking steps intended to improve processes and management of compliance risks as required by the Banca d’Italia. In consultation and in agreement with the Banca d’Italia, ING Italy has agreed that it will refrain from taking on new customers during further discussions on the enhancement plans with the Banca d’Italia. ING will continue to fully serve existing clients in Italy and is working hard to address the shortcomings and resolve the issues identified. ING announced steps in September 2018 to enhance its management of compliance risks and embed stronger awareness across the whole organisation. With respect to this, a programme was already started in 2017, which includes enhancing KYC files and working on various structural improvements in compliance policies, tooling, monitoring, governance, and knowledge and behaviour.

Capital, Liquidity and Funding

ING Group: Capital position		
in € million	31 Dec. 2019	30 Sep. 2019
Shareholders' equity (parent)	53,769	53,512
- Interim profit not included in CET1 capital[1]	-1,754	-1,711
- Other regulatory adjustments	-4,464	-5,137
Regulatory adjustments	-6,217	-6,848
Available common equity Tier 1 capital	**47,552**	**46,663**
Additional Tier 1 securities[2]	6,916	7,085
Regulatory adjustments additional Tier 1	51	45
Available Tier 1 capital	**54,519**	**53,793**
Supplementary capital - Tier 2 bonds[3]	8,943	8,127
Regulatory adjustments Tier 2	-1,158	-1,203
Available BIS capital	**62,303**	**60,716**
Risk-weighted assets	326,414	319,683
Common equity Tier 1 ratio	**14.6%**	**14.6%**
Tier 1 ratio	16.7%	16.8%
Total capital ratio	19.1%	19.0%
Leverage Ratio	**4.6%**	**4.4%**

[1] The interim profit not included in CET1 capital as per 31 December 2019 (€1,754 million) includes €42 million for 4Q2019 (full-year 2019: €2,689 million, of which €935 million was paid out as interim dividend in August 2019).
[2] Including €5,312 million, which is CRR/CRD IV-compliant (3Q2019: €5,468 million), and €1,604 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules (3Q2019: €1,617 million).
[3] Including €8,789 million, which is CRR/CRD IV-compliant (3Q2019: €7,970 million), and €153 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules (3Q2019: €156 million).

ING Group's common equity Tier 1 (CET1) ratio remained stable at 14.6%. The liquidity position remained robust with a Liquidity Coverage Ratio (LCR) of 127% based on a 12-month rolling average. In the fourth quarter, ING successfully issued a €1.0 billion Tier 2 instrument.

Capital ratios

ING Group's CET1 ratio remained stable at 14.6% in the fourth quarter of 2019, despite taking already part of the expected supervisory impact on RWA, which was offset by the inclusion of ING Group's net profit for the quarter, positive risk migration and improved operational RWA.

ING Group's CET1 capital increased by €0.9 billion to €47.6 billion. This was mainly due to the inclusion of €838 million of interim profits. In line with ING's dividend policy, the remainder of interim profits was set aside for future dividend payments.

ING Group's Tier 1 ratio (including grandfathered securities) decreased to 16.7% at the end of December 2019. The total capital ratio (including grandfathered securities) increased to 19.1% due to the issuance of a €1.0 billion Tier 2 instrument in November 2019.

The leverage ratio of ING Group according to the Delegated Act (including grandfathered securities) takes into account the impact of grossing up the notional cash pool activities. The leverage ratio on 31 December 2019 was 4.6% versus 4.4% on 30 September 2019. The increase was mainly attributable to a decrease in the total balance sheet due to lower volumes in Securities Financing Transactions.

Risk-weighted assets

At the end of December 2019, ING Group's total RWA amounted to €326.4 billion, up €6.7 billion from the end of the previous quarter. At comparable FX rates, total RWA increased by €7.9 billion. Excluding the effect of FX rate changes, credit RWA increased by €11.0 billion when compared to the previous quarter. In the fourth quarter of 2019 we took already €13.2 billion as part of the expected supervisory impact on RWA. This was partially offset by positive risk migration of €4.1 billion.

Operational RWA decreased by €3.0 billion as a result of a further calibration of our model. Market RWA remained fairly stable compared to the previous quarter.

ING Group: Composition of RWA		
in € billion	31 Dec. 2019	30 Sep. 2019
Credit RWA	282.8	273.0
Operational RWA	38.1	41.0
Market RWA	5.6	5.6
Total RWA	**326.4**	**319.7**

Dividend

ING Group's dividend policy aims to pay a progressive dividend that will reflect considerations including expected future capital requirements, growth opportunities available to the Group, net earnings and regulatory developments. The Board proposes to pay a total cash dividend of €2,689 million, or €0.69 per ordinary share, over the financial year 2019. This is subject to the approval of shareholders at the Annual General Meeting in April 2020. Taking into account the interim dividend of €0.24 per ordinary share paid in August 2019, the final dividend will amount to €0.45 per ordinary share and will be paid fully in cash. The total amount of €1,754 million is completely covered by the remaining balance of 'interim profits not included in CET1 capital' at year-end 2019.

22 ING Press Release 4Q2019

Capital, Liquidity and Funding

ING is committed to maintaining a CET1 ratio above the prevailing fully loaded requirement, currently at 11.83% plus a comfortable management buffer.

TLAC requirement

Total Loss Absorption Capacity (TLAC) requirements apply to ING Group at the consolidated level of the resolution group and are currently set at 16% of RWA and 6% of TLAC Leverage (LR). The available TLAC capacity consists of own funds and senior debt instruments.

ING Group meets the TLAC requirements with a TLAC ratio as per 31 December 2019 of 26.3% of RWA and 7.2% of TLAC Leverage. The increase in the TLAC surplus is mainly driven by higher own funds.

ING Group: TLAC requirement

in € million	31 Dec. 2019	30 Sep. 2019
TLAC capacity	85,910	84,722
TLAC (as a percentage of RWA)	26.3%	26.5%
TLAC (as a percentage of leverage exposure)	7.2%	7.0%
TLAC surplus (shortage) based on LR	**14,764**	**11,720**
TLAC surplus (shortage) based on RWA	**33,684**	**33,573**

Liquidity and funding

ING holds a buffer of High Quality Liquid Assets (HQLA) to ensure sufficient liquidity in times of stress. The adequacy of this buffer is measured by the Liquidity Coverage Ratio (LCR). ING's 12-month moving average LCR increased by 1% to 127% in the fourth quarter of 2019, mainly due to increased inflows and lower outflows.

LCR 12-month moving average

in € billion	31 Dec. 2019	30 Sep. 2019
Level 1	124.9	127.1
Level 2A	4.8	4.3
Level 2B	4.3	4.3
Total HQLA	**134.0**	**135.7**
Stressed Outflow	**198.5**	**199.6**
Stressed Inflow	**92.8**	**92.3**
LCR	**127%**	**126%**

ING's funding mix is well-diversified. It consists mainly of retail deposits in addition to corporate deposits and long-term debt, including capital. This combination creates a stable source of long-term funding. Compared to the third quarter of 2019, the funding mix was largely unchanged in the fourth quarter of 2019.

Funding mix

In %	31 Dec. 2019	30 Sep. 2019
Customer deposits (retail)	51%	50%
Customer deposits (corporate)	21%	20%
Repurchase agreements	5%	7%
Interbank	5%	5%
CD/CP	5%	5%
Long-term senior debt	11%	11%
Subordinated debt	2%	2%

The long-term debt position decreased by €4.4 billion. ING issued €1.0 billion of Tier 2 instruments in the fourth quarter. In addition, ING issued €0.9 billion of RMBS. This was partly offset by €4.6 billion of contractual maturities. The remainder of the decrease is explained by other moves, such as changes in FX rates.

Of the €94 billion of outstanding long-term debt, €62 billion is denominated in euro and €22 billion in US dollar.

Long-term debt maturity ladder per currency, 31 December 2019

in € billion	Total	'20	'21	'22	'23	'24	'25	'26	>'26
EUR	62	9	9	8	5	1	4	5	21
USD	22	3	2	4	4	1	0	1	7
Other	10	1	2	1	1	1	0	1	1
Total	**94**	**13**	**14**	**13**	**10**	**3**	**4**	**8**	**29**

Ratings

The ratings and outlooks from S&P, Moody's and Fitch remained unchanged during the quarter.

Main credit ratings of ING on 5 February 2020

	Standard & Poor's		Moody's		Fitch Ratings	
	Rating	Outlook	Rating	Outlook	Rating	Outlook
ING Groep N.V.	A-	Stable	Baa1	Stable	A+	Stable
ING Bank N.V.	A+	Stable	Aa3	Stable	AA-	Stable

ING Press Release 4Q2019

23

Appendix Economic Environment Economic activity With a trade deal agreed between China and the US, 2019 ended with hopes for a more stable trade environment in 2020. Although the manufacturing sector continued to shrink in the US and the eurozone during the fourth quarter of 2019, the trade agreement created some optimism about a cautious recovery of growth in 2020. Domestic demand continued to be the main driver of GDP growth in both the eurozone and the US. Positive labour market developments, including modest employment and wage growth, fuelled the continued strength in consumption, while investments were impacted by concerns about global growth. Index Eurozone composite PMI US composite PMI 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 31 Dec. 2018 2019 2019 2019 2019 2019 45 1 Jan. 1 Apr. 1 July 2018 2018 2018 50 55 60 Consumer confidence Eurozone consumers ended 2019 on a pessimistic note, as shown by a deterioration in the December consumer confidence reading. This was due to slightly slower wage growth towards the end of the year and an uptick in inflation. However, overall, consumer confidence is still at a high level. Index C - ,m"#,!# ',"'!a2 - 0 5 0 - 5 - 10 - 15 1 July 2018 1 Jan. 2018 1 Apr. 2018 1 Oct. 31 Dec. 2019 2019 1 July 2019 1 Apr. 2019 1 Jan. 2019 1 Oct. 2018 Euro - dollar The euro - dollar exchange rate remained very stable over the course of the fourth quarter of 2019, moving between 1.09 and 1.12 during the quarter. USD per 1 EUR 1.1 1.2 1.3 1.0 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 31 Dec. 2018 2018 2018 2018 2019 2019 2019 2019 2019 EUR/USD Interest rates Interest rates began to increase again in the fourth quarter of 2019 as downside risks faded somewhat. As a no - deal Brexit on 31 October 2019 was avoided and a phase - one trade deal was struck between China and the US, the long end of the curve increased in both Europe and the US. Short - term rates remained stable in the eurozone throughout the fourth quarter, but in the US they declined in October as the Federal Reserve cut the benchmark rate once more. Percentages Eurozone 10 yr swap Eurozone 3m interbank 4 3 2 1 0 - 1 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 31 Dec. 2018 2018 2018 2018 2019 2019 2019 2019 2019 US 10 yr swap US 3m interbank Stock markets Stock markets continued to push higher on the back of optimism about the economy and expectations of continued expansionary monetary policy. This was especially the case in the US, where the S&P 500 ended the year with new record highs. In the eurozone, too, stock markets performed well in the fourth quarter. Index 3,000 4,000 1,000 200 2,000 400 600 800 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 31 Dec. 2018 2018 2018 2018 2019 2019 2019 2019 2019 S&P 500 (lhs) Europe Stoxx 600 (rhs) Credit spreads Credit spreads tightened significantly in the US and the eurozone. This was partly due to slightly improving economic conditions, but also to the return of the ECB corporate bond purchase programme. Basis points 60 80 100 40 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 31 Dec. 2018 2018 2018 2018 2019 2019 2019 2019 2019 iTraxx Main 5 yr (Europe) CDX IG 5 yr (US) ING Press Release 4Q2019 Source: ING Economics Department 24

Appendix

Consolidated profit or loss account: ING Group

ING Group: Consolidated profit or loss account

	Total ING Group		of which: Divestments/Special Items		of which: Insurance Other		of which: Underlying Banking	
In € million	4Q2019	4Q2018	4Q2019	4Q2018	4Q2019	4Q2018	4Q2019	4Q2018
Net interest income	3,597	3,571				0	3,597	3,571
Net fee and commission income	735	702				-3	735	704
Investment income	26	-132				-	26	-132
Other income	81	395				37	81	358
Total income	**4,439**	**4,536**	-	-	-	**34**	**4,439**	**4,501**
Expenses excl. regulatory costs	2,372	2,303					2,372	2,303
Regulatory costs	303	266					303	266
Operating expenses	**2,675**	**2,568**	-	-	-	-	**2,675**	**2,568**
Gross result	**1,764**	**1,967**	-	-	-	**34**	**1,764**	**1,933**
Addition to loan loss provisions	428	242					428	242
Result before tax	**1,337**	**1,726**	-	-	-	**34**	**1,337**	**1,692**
Taxation	428	424				-1	428	425
Non-controlling interests	28	29					28	29
Net result ING Group	**880**	**1,273**	-	-	-	**35**	**880**	**1,238**

ING Group: Underlying profit or loss account

	Total ING Group		of which: Retail Banking		of which: Wholesale Banking		of which: Corporate Line Banking	
In € million	4Q2019	4Q2018	4Q2019	4Q2018	4Q2019	4Q2018	4Q2019	4Q2018
Net interest income	3,597	3,571	2,462	2,493	1,025	985	109	93
Net fee and commission income	735	704	432	409	303	295	-0	0
Investment income	26	-132	25	-7	-5	-126	7	1
Other income	81	358	128	165	-2	212	-45	-19
Total underlying income	**4,439**	**4,501**	**3,047**	**3,059**	**1,322**	**1,367**	**71**	**75**
Expenses excl. regulatory costs	2,372	2,303	1,617	1,591	689	651	66	61
Regulatory costs	303	266	161	146	142	119	0	-0
Operating expenses	**2,675**	**2,568**	**1,778**	**1,738**	**831**	**770**	**66**	**61**
Gross result	**1,764**	**1,933**	**1,269**	**1,322**	**490**	**597**	**5**	**14**
Addition to loan loss provisions	428	242	174	193	254	50	-0	-1
Underlying result before tax	**1,337**	**1,692**	**1,096**	**1,129**	**236**	**547**	**5**	**15**
Taxation	428	425	304	307	90	124	34	-6
Non-controlling interests	28	29	24	21	5	7	-0	-0
Underlying net result	**880**	**1,238**	**767**	**801**	**141**	**416**	**-29**	**21**
Special items after tax	-	-	-	-	-	-	-	-
Net result Banking	**880**	**1,238**	**767**	**801**	**141**	**416**	**-29**	**21**
Net result Insurance Other	-	35						
Net result ING Group	**880**	**1,273**						

ING Group: Profitability and efficiency

	ING Group		Retail Banking		Wholesale Banking		Corporate Line Banking	
In € million	4Q2019	4Q2018	4Q2019	4Q2018	4Q2019	4Q2018	4Q2019	4Q2018
Cost/income ratio	60.3%	56.6%						
Underlying cost/income ratio	60.3%	57.1%	58.3%	56.8%	62.9%	56.3%	n.a.	n.a.
ING Group's total return on IFRS-EU equity[1]	6.8%	10.5%						
ING Group's underlying return on IFRS-EU equity[1]	6.8%	10.2%						

[1] Annualised underlying net result divided by average IFRS-EU shareholders' equity excluding interim profit not included in CET1 capital.

ING Press Release 4Q2019 25

Appendix

Consolidated profit or loss account: ING Group

ING Group: Consolidated profit or loss account

	Total ING Group		of which: Divestments / Special Items		of which: Insurance Other		of which: Underlying Banking	
In € million	FY2019	FY2018	FY2019	FY2018	FY2019	FY2018	FY2019	FY2018
Net interest income	14,079	13,916				0	14,079	13,916
Net fee and commission income	2,868	2,798				-5	2,868	2,803
Investment income	306	60				-	306	60
Other income	1,054	1,402	-	-	-	93	1,054	1,309
Total income	**18,306**	**18,176**	**-**	**-**	**-**	**89**	**18,306**	**18,088**
Expenses excl. regulatory costs	9,332	9,735		775			9,332	8,960
Regulatory costs	1,021	947					1,021	947
Operating expenses	**10,353**	**10,682**	**-**	**775**	**-**	**-**	**10,353**	**9,907**
Gross result	**7,954**	**7,494**	**-**	**-775**	**-**	**89**	**7,954**	**8,180**
Addition to loan loss provisions	1,120	656					1,120	656
Result before tax	**6,834**	**6,838**	**-**	**-775**	**-**	**89**	**6,834**	**7,524**
Taxation	1,955	2,027				-1	1,955	2,028
Non-controlling interests	99	108					99	108
Net result ING Group	**4,781**	**4,703**	**-**	**-775**	**-**	**90**	**4,781**	**5,389**

ING Group: Underlying profit or loss account

	Total ING Group		of which: Retail Banking		of which: Wholesale Banking		of which: Corporate Line Banking	
In € million	FY2019	FY2018	FY2019	FY2018	FY2019	FY2018	FY2019	FY2018
Net interest income	14,079	13,916	9,814	9,939	3,794	3,686	470	290
Net fee and commission income	2,868	2,803	1,739	1,655	1,135	1,152	-6	-4
Investment income	306	60	171	143	9	-89	125	6
Other income	1,054	1,309	717	667	359	761	-22	-119
Total underlying income	**18,306**	**18,088**	**12,440**	**12,404**	**5,298**	**5,510**	**568**	**173**
Expenses excl. regulatory costs	9,332	8,960	6,383	6,191	2,640	2,521	309	248
Regulatory costs	1,021	947	726	699	296	250	-2	-1
Operating expenses	**10,353**	**9,907**	**7,109**	**6,889**	**2,937**	**2,771**	**307**	**247**
Gross result	**7,954**	**8,180**	**5,331**	**5,514**	**2,362**	**2,739**	**261**	**-73**
Addition to loan loss provisions	1,120	656	588	447	532	210	-0	-1
Underlying result before tax	**6,834**	**7,524**	**4,744**	**5,067**	**1,830**	**2,529**	**261**	**-72**
Taxation	1,955	2,028	1,312	1,348	464	633	179	47
Non-controlling interests	99	108	85	89	14	19	-0	-0
Underlying net result	**4,781**	**5,389**	**3,347**	**3,630**	**1,352**	**1,877**	**82**	**-119**
Special items after tax	-	-775	-	-	-	-	-	-775
Net result Banking	**4,781**	**4,614**	**3,347**	**3,630**	**1,352**	**1,877**	**82**	**-894**
Net result Insurance Other	-	90						
Net result ING Group	**4,781**	**4,703**						

ING Group: Profitability and efficiency

	ING Group		Retail Banking		Wholesale Banking		Corporate Line Banking	
In € million	FY2019	FY2018	FY2019	FY2018	FY2019	FY2018	FY2019	FY2018
Cost/income ratio	56.6%	58.8%						
Underlying cost/income ratio	56.6%	54.8%	57.1%	55.5%	55.4%	50.3%	n.a.	n.a.
ING Group's total return on IFRS-EU equity[1]	9.4%	9.8%						
ING Group's underlying return on IFRS-EU equity[1]	9.4%	11.2%						

[1] Annualised underlying net result divided by average IFRS-EU shareholders' equity excluding interim profit not included in CET1 capital

26 ING Press Release 4Q2019

ING Press Release 4Q2019

Appendix

Consolidated profit or loss account: Geographical split

Geographical split: Consolidated profit or loss account

	Total ING Group		Netherlands		Belgium		Germany		Other Challengers		Growth Markets		Wholesale Banking Rest of World		Other[1]	
In € million	4Q2019	4Q2018	4Q2019	4Q2018	4Q2019	4Q2018	4Q2019	4Q2018	4Q2019	4Q2018	4Q2019	4Q2018	4Q2019	4Q2018	4Q2019	4Q2018
Net interest income	3,597	3,571	1,095	998	565	544	523	537	473	461	409	434	425	506	108	92
Net fee and commission income	735	704	249	259	132	120	88	82	71	67	72	61	122	115	-0	0
Investment income	26	-132	3	-2	7	-2	13	-4	0	-126	-1	1	-3	1	7	1
Other income	81	358	4	168	-15	152	7	31	7	6	84	77	40	-58	-45	-18
Total underlying income	**4,439**	**4,501**	**1,351**	**1,423**	**687**	**814**	**632**	**646**	**552**	**408**	**564**	**573**	**584**	**564**	**69**	**75**
Expenses excl. regulatory costs	2,372	2,303	707	707	428	425	275	263	300	298	283	259	312	281	66	70
Regulatory costs	303	266	98	83	37	35	24	21	32	35	58	45	54	46	0	-0
Operating expenses	**2,675**	**2,568**	**805**	**790**	**465**	**460**	**299**	**285**	**332**	**333**	**341**	**304**	**366**	**327**	**66**	**70**
Gross result	**1,764**	**1,933**	**546**	**633**	**222**	**354**	**333**	**361**	**220**	**75**	**223**	**269**	**218**	**236**	**3**	**5**
Addition to loan loss provisions	428	242	49	64	107	24	-10	-46	45	64	69	111	167	26	-0	-1
Underlying result before tax Banking	**1,337**	**1,692**	**496**	**569**	**115**	**330**	**342**	**407**	**175**	**11**	**154**	**158**	**51**	**211**	**3**	**6**
Retail Banking	1,096	1,129	537	505	111	177	241	289	88	51	117	108	-	-	-	-
Wholesale Banking	236	547	-41	64	4	153	101	119	87	-40	37	50	51	211	-2	-9
Corporate Line	5	15	-	-	-	-	-	-	-	-	-	-	-	-	5	15
Underlying result before tax	**1,337**	**1,692**	**496**	**569**	**115**	**330**	**342**	**407**	**175**	**11**	**154**	**158**	**51**	**211**	**3**	**6**
Taxation	428	425	117	146	38	109	120	123	60	7	40	22	21	24	32	-6
Non-controlling interests	28	29	0	1	0	0	1	1	-	-	27	27	-	-	-0	-0
Underlying net result Banking	**880**	**1,238**	**379**	**422**	**78**	**221**	**221**	**284**	**115**	**3**	**87**	**109**	**29**	**187**	**-29**	**12**
Special items after tax	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net result Banking	**880**	**1,238**	**379**	**422**	**78**	**221**	**221**	**284**	**115**	**3**	**87**	**109**	**29**	**187**	**-29**	**12**
Net result Insurance Other	-	35														
Net result ING Group	**880**	**1,273**														
Customer lending/deposits (end of period, in € billion)																
Residential mortgages	298.0	287.7	112.4	112.1	39.3	37.9	76.1	73.5	58.1	54.0	12.1	10.1	0.0	0.0	0.0	0.0
Other lending	318.3	309.0	75.6	72.7	67.6	65.7	44.3	44.7	32.6	31.1	27.6	27.3	70.3	67.1	0.4	0.4
Customer deposits	574.4	555.8	178.7	172.8	105.2	101.3	139.5	138.8	95.3	92.6	43.7	38.9	12.0	11.2	0.0	0.0
Profitability and efficiency[2]																
Cost/income ratio	60.3%	57.1%	59.6%	55.5%	67.6%	56.5%	47.3%	44.1%	60.2%	81.6%	60.4%	53.0%	62.7%	58.1%	95.9%	92.9%
Return on equity based on 13.5% CET1[3]	8.3%	11.9%	14.0%	17.1%	4.2%	12.3%	14.6%	19.2%	9.5%	0.3%	8.0%	9.4%	1.4%	8.4%	-31.5%	12.1%
Employees (internal FTEs, end of period)	54,514	52,855	15,926	14,786	9,345	9,368	5,440	5,062	5,486	5,220	14,516	14,854	3,792	3,558	9	7
Risk[2]																
Risk costs in bps of average customer lending	28	16	10	13	40	9	-3	-16	20	30	71	120	95	15	-2	-55
Risk costs in bps of average RWA	53	31	25	35	79	18	-9	-42	50	77	66	104	106	16	-0	-12
Risk-weighted assets (end of period, in € billion)	326.4	314.1	78.3	72.5	54.4	53.8	46.1	43.5	36.1	34.5	43.6	42.3	65.4	64.7	2.5	2.9

[1] Region Other consists of Corporate Line and Real Estate run-off portfolio
[2] Key figures based on underlying figures
[3] Underlying after-tax return divided by average equity based on 13.5% of RWA (annualised)

27

28

Appendix

Consolidated profit or loss account: Geographical split

Geographical split: Consolidated profit or loss account

	Total ING Group		Netherlands		Belgium		Germany		Other Challengers		Growth Markets		Wholesale Banking Rest of World		Other[1]	
In € million	FY2019	FY2018	FY2019	FY2018	FY2019	FY2018	FY2019	FY2018	FY2019	FY2018	FY2019	FY2018	FY2019	FY2018	FY2019	FY2018
Net interest income	14,079	13,916	4,213	4,374	2,233	2,137	2,122	2,200	1,808	1,732	1,606	1,639	1,636	1,548	461	285
Net fee and commission income	2,868	2,803	994	980	533	520	315	273	283	254	299	297	451	482	-7	-4
Investment income	306	60	17	46	23	33	38	1	-0	-126	104	98	-2	1	126	7
Other income	1,054	1,309	102	463	210	346	131	98	17	35	307	235	302	244	-14	-111
Total underlying income	**18,306**	**18,088**	**5,325**	**5,863**	**2,999**	**3,037**	**2,606**	**2,572**	**2,107**	**1,895**	**2,316**	**2,269**	**2,388**	**2,274**	**566**	**177**
Expenses excl. regulatory costs	9,332	8,960	2,725	2,676	1,687	1,690	1,126	1,057	1,218	1,122	1,063	1,016	1,203	1,135	310	265
Regulatory costs	1,021	947	270	253	238	242	111	113	100	95	198	159	106	87	-2	-1
Operating expenses	**10,353**	**9,907**	**2,994**	**2,929**	**1,925**	**1,932**	**1,237**	**1,171**	**1,318**	**1,217**	**1,261**	**1,175**	**1,309**	**1,222**	**308**	**263**
Gross result	**7,954**	**8,180**	**2,331**	**2,934**	**1,073**	**1,105**	**1,369**	**1,402**	**790**	**678**	**1,055**	**1,095**	**1,079**	**1,053**	**258**	**-86**
Addition to loan loss provisions	1,120	656	146	-65	268	153	-40	6	171	163	271	274	303	126	-0	-1
Underlying result before tax Banking	**6,834**	**7,524**	**2,185**	**3,000**	**805**	**952**	**1,409**	**1,396**	**618**	**515**	**784**	**820**	**776**	**927**	**258**	**-85**
Retail Banking	4,744	5,067	2,204	2,568	647	595	957	972	307	285	628	647	-	-	-	-
Wholesale Banking	1,830	2,529	-19	432	158	357	451	424	311	229	155	173	776	927	-3	-13
Corporate Line	261	-72	-	-	-	-	-	-	-	-	-	-	-	-	261	-72
Underlying result before tax	**6,834**	**7,524**	**2,185**	**3,000**	**805**	**952**	**1,409**	**1,396**	**618**	**515**	**784**	**820**	**776**	**927**	**258**	**-85**
Taxation	1,955	2,028	549	741	247	291	476	459	207	178	166	143	137	174	173	43
Non-controlling interests	99	108	-0	1	0	6	3	3	-	-	96	98	-	-	-0	-0
Underlying net result Banking	**4,781**	**5,389**	**1,637**	**2,258**	**558**	**655**	**929**	**935**	**411**	**337**	**521**	**580**	**639**	**753**	**85**	**-128**
Special items after tax	-	-775	-	-	-	-	-	-	-	-	-	-	-	-	-	-775
Net result Banking	**4,781**	**4,614**	**1,637**	**2,258**	**558**	**655**	**929**	**935**	**411**	**337**	**521**	**580**	**639**	**753**	**85**	**-903**
Net result Insurance Other	-	90														
Net result ING Group	**4,781**	**4,703**														
Customer lending/deposits (end of period, in € billion)																
Residential mortgages	298.0	287.7	112.4	112.1	39.3	37.9	76.1	73.5	58.1	54.0	12.1	10.1	0.0	0.0	0.0	0.0
Other lending	318.3	309.0	75.6	72.7	67.6	65.7	44.3	44.7	32.6	31.1	27.6	27.3	70.3	67.1	0.4	0.4
Customer deposits	574.4	555.8	178.7	172.8	105.2	101.3	139.5	138.8	95.3	92.6	43.7	38.9	12.0	11.2	0.0	0.0
Profitability and efficiency[2]																
Cost/income ratio	56.6%	54.8%	56.2%	50.0%	64.2%	63.6%	47.5%	45.5%	62.5%	64.2%	54.5%	51.8%	54.8%	53.7%	54.5%	148.6%
Return on equity based on 13.5% CET1[3]	11.4%	12.9%	15.8%	22.1%	7.6%	9.3%	15.6%	16.3%	8.6%	7.8%	11.1%	11.6%	7.5%	8.5%	21.0%	-31.1%
Employees (internal FTEs, end of period)	54,514	52,855	15,926	14,786	9,345	9,368	5,440	5,062	5,486	5,220	14,516	14,854	3,792	3,558	9	7
Risk[2]																
Risk costs in bps of average customer lending	18	11	8	-3	25	15	-3	1	19	20	71	75	43	19	-1	-14
Risk costs in bps of average RWA	35	21	19	-9	50	29	-9	1	49	51	66	63	48	19	-0	-3
Risk-weighted assets (end of period, in € billion)	326.4	314.1	78.3	72.5	54.4	53.8	46.1	43.5	36.1	34.5	43.6	42.3	65.4	64.7	2.5	2.9

[1] Region Other consists of Corporate Line and Real Estate run-off portfolio
[2] Key figures based on underlying figures
[3] Underlying after-tax return divided by average equity based on 13.5% of RWA (annualised)

ING Press Release 4Q2019

ING Press Release 4Q2019 Important legal information Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014. ING Group’s annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS - EU’). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2018 ING Group consolidated annual accounts. The Financial statements for 2019 are in progress and may be subject to adjustments from subsequent events. All figures in this document are unaudited. Small diﬀerences are possible in the tables due to rounding. Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward - looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to diﬀer materially from those expressed or implied in such statements. Actual results, performance or events may diﬀer materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) potential consequences of the United Kingdom leaving the European Union or a break - up of the euro, (4) changes in the fiscal position and the future economic performance of the US including potential consequences of a downgrade of the sovereign credit rating of the US government, (5) potential consequences of a European sovereign debt crisis, (6) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, (7) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (8) changes aﬀecting interest rate levels, (9) inflation and deflation in our principal markets, (10) changes aﬀecting currency exchange rates, (11) changes in investor and customer behaviour, (12) changes in general competitive factors, (13) changes in or discontinuation of ‘benchmark’ indices, (14) changes in laws and regulations and the interpretation and application thereof, (15) changes in compliance obligations including, but not limited to, those posed by the implementation of DAC6, (16) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, (17) changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof, (18) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure, (19) changes in ownership that could aﬀect the future availability to us of net operating loss, net capital and built - in loss carry forwards, (20) changes in credit ratings, (21) the outcome of current and future legal and regulatory proceedings, (22) operational risks, such as system disruptions or failures, breaches of security, cyber - attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business, (23) risks and challenges related to cybercrime including the eﬀects of cyber - attacks and changes in legislation and regulation related to cybersecurity and data privacy, (24) the inability to protect our intellectual property and infringement claims by third parties, (25) the inability to retain key personnel, (26) business, operational, regulatory, reputation and other risks in connection with climate change, (27) ING’s ability to achieve its strategy, including projected operational synergies and cost - saving programmes and (28) the other risks and uncertainties detailed in this annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com. (29) This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control. Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward - looking statements, whether as a result of new information or for any other reason . This document does not constitute an oﬀer to sell, or a solicitation of an oﬀer to purchase, any securities in the United States or any other jurisdiction . 29 ING profile ING is a global financial institution with a strong European base, oﬀering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 54,000 employees oﬀer retail and wholesale banking services to customers in over 40 countries. ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N). Sustainability forms an integral part of ING’s strategy, evidenced by ING’s ranking as Leader in the banks industry group by Sustainalytics and ‘A’ rating in MSCI’s ratings universe. ING Group shares are included in major sustainability and Environmental, Social and Governance (ESG) index products of leading providers STOXX, Morningstar and FTSE Russell. Further information All publications related to ING’s 4Q2019 results can be found at www.ing.com/4q2019, including a video with CEO Ralph Hamers. The video is also available on YouTube. Additional financial information is available at www.ing.com/qr: • ING Group historical trend data • ING Group analyst presentation (also available via SlideShare) For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos, videos of ING operations, buildings and its executives are available for download at Flickr. ING presentations are available at SlideShare.